1

MANAGEMENT’S DISCUSSION AND ANALYSIS
This management’s discussion and analysis (“MD&A”) of ARC Resources Ltd. (“ARC” or the “Company”) is management’s analysis of the financial performance and significant trends or external factors that may affect future performance. It is dated August 1, 2013 and should be read in conjunction with the unaudited condensed interim consolidated financial statements (the "financial statements") for the three and six months ended June 30, 2013, and the MD&A and audited consolidated financial statements for the year ended December 31, 2012, as well as ARC’s Annual Information Form that is filed on SEDAR at www.sedar.com. All financial information is reported in Canadian dollars, unless otherwise noted.
This MD&A contains non-generally accepted accounting principles ("GAAP") measures, additional GAAP measures and forward-looking statements. Readers are cautioned that the MD&A should be read in conjunction with ARC’s disclosure under the headings “Non-GAAP Measures,” “Additional GAAP Measures,” and “Forward-looking Information and Statements” included at the end of this MD&A.
ABOUT ARC RESOURCES LTD.
ARC is a dividend-paying Canadian oil and gas company with near-term and long-term oil, natural gas, condensate and natural gas liquids ("NGLs") growth prospects headquartered in Calgary, Alberta. ARC’s activities relate to the exploration, development and production of conventional oil and natural gas in Canada with an emphasis on the acquisition and development of properties with a large volume of hydrocarbons in place commonly referred to as “resource plays.”
ARC’s vision is to be a leading energy producer, focused on delivery of results through its strategy of risk-managed value creation. ARC is committed to providing superior long-term financial returns for its shareholders, creating a culture where respect for the individual is paramount and action and passion is rewarded, and to running its business in a manner that protects the safety of employees, communities and the environment. ARC’s vision is realized through the four pillars of its strategy:

1.
High quality, long-life assets – ARC’s unique suite of assets include both growth and base assets. ARC’s growth assets consist of world-class resource play properties, primarily concentrated in the Montney geological formation in northeast British Columbia and northern Alberta, and the Cardium formation in the Pembina area of Alberta. These assets provide substantial growth opportunities, which ARC will pursue with a clear line of sight towards long-term profitable development. ARC’s base assets consist of core properties located throughout Alberta, Saskatchewan and Manitoba. The base assets deliver stable production and contribute significant cash flow to fund future growth.

2.
Operational excellence – ARC is focused on capital discipline and cost management to extract the maximum return on its investments. Production from individual oil and natural gas wells naturally declines over time. In any one year, ARC approves a budget to drill new wells with the intent to first replace production declines and second to potentially increase production volumes. At times, ARC may also acquire strategic producing or undeveloped properties to enhance current production and reserves or to provide potential future drilling locations. Alternatively, it may strategically dispose of non-core assets that no longer meet its investment criteria.

3.
Financial flexibility – ARC provides returns to shareholders through a combination of a monthly dividend, currently $0.10 per share per month, and a potential for capital appreciation. ARC’s goal is to fund capital expenditures necessary to replace production declines and dividend payments using funds from operations (1). ARC will finance growth activities through a combination of sources including funds from operations, proceeds from ARC’s Dividend Reinvestment Program (“DRIP”), reduced funding required under the Stock Dividend Program, proceeds from property dispositions, debt capacity, and equity issuance. ARC chooses to maintain prudent debt levels, targeting its net debt to be one to 1.5 times annualized funds from operations and less than 20 per cent of total capitalization over the long-term (1).

4.
Top talent and strong leadership culture – ARC is committed to the attraction, retention and development of the best and brightest people within its organization. ARC’s employees conduct business every day in a culture of trust, respect, integrity and accountability. Building leadership talent at all levels of the organization is a key focus. ARC is also committed to corporate leadership through community investment, environmental reporting practices and open communication with all stakeholders. As of the end of June 2013, ARC had approximately 554 employees with 331 professional, technical and support staff in the Calgary office, and 223 individuals located across ARC’s operating areas in western Canada.

(1)
Funds from operations, net debt, and total capitalization are additional GAAP measures which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. Also refer to the "Funds from Operations" section within this MD&A for a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities.

Total Return to Shareholders
ARC's business plan has resulted in significant operational success and has contributed to a trailing five year annualized total return per share of 2.1 per cent (Table 1).
Table 1

Total Returns (1)	Trailing One Year	Trailing Three Year	Trailing Five Year
Dividends per share ($)	1.20	3.60	6.87
Capital appreciation (depreciation) per share ($)	4.63	7.80	(6.42)
Total return per share (%)	26.0	61.7	10.8
Annualized total return per share (%)	26.0	17.4	2.1
S&P/TSX Exploration & Producers Index annualized total return (%)	7.7	(3.9)	(9.8)

(1)
Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A. Calculated as at June 30, 2013.

Since 2009, ARC’s production has grown by 30,911 barrels of oil equivalent (“boe”) per day, or 49 per cent, while its proved plus probable reserves have grown by 230.5 million boe, or 61 per cent. Table 2 highlights ARC’s production and reserves for the first six months of 2013 and over the past four years:
Table 2

	2013 YTD	2012	2011	2010	2009
Production (boe/d)	94,449	93,546	83,416	73,954	63,538
Daily production per share, boe per thousand shares (1)	0.30	0.31	0.29	0.28	0.27
Proved plus probable reserves (mmboe) (2)(3)(4)	n/a	607.0	572.4	485.1	376.5

(1)
Daily production per share represents average daily production for the six months ended June 30, 2013 and annual daily average production (boe) per thousand shares and is calculated based on average daily production for the six months ended June 30, 2013 and annual daily average production divided by the diluted weighted average common shares for the six months ended June 30, 2013 and for the full years ending 2012, 2011, 2010 and 2009.

(2)	As determined by ARC’s independent reserve evaluator solely at December 31 in millions of barrels of oil equivalent ("mmboe").

(3)
ARC has also disclosed contingent resources associated with interests in certain of its properties located in northeastern British Columbia in ARC’s Annual Information Form as filed on SEDAR at www.sedar.com.

(4)
Company gross reserves. For more information, see ARC’s Annual Information Form as filed on SEDAR at www.sedar.com and the news release entitled “ARC Resources Ltd. Announces Fifth Consecutive Year of Greater than 200 per cent Produced Reserves Replacement in 2012” dated February 6, 2013.

ECONOMIC ENVIRONMENT
During the second quarter of 2013, West Texas Intermediate ("WTI") crude oil traded at an average of US$94 per barrel and Brent crude oil prices averaged US$103 per barrel. Brent prices weakened during the second quarter due to continued economic uncertainty and fears of moderating oil demand in Europe and China. WTI prices remained strong throughout the second quarter due to a reduction in US crude oil imports and the reversal and subsequent expansion of the Seaway pipeline in late 2012 and early 2013. The Seaway expansion served to partially alleviate pipeline bottlenecks between Cushing, Oklahoma and the United States Gulf Coast. As a result, the WTI/Brent differential narrowed to average US$9 per barrel in the second quarter of 2013 as financial markets priced in a narrowing future spread between WTI and Brent crude oil prices.
Crude oil infrastructure constraints in the mid-western United States, which resulted in extreme volatility in crude oil differentials throughout 2012, were partially alleviated in the first half of 2013 with increased refinery utilization and added pipeline and rail capacity. As a result, the WTI/Edmonton Par differential narrowed significantly to an average discount of US$3.64 per barrel during the second quarter of 2013 relative to an average discount of US$10.34 per barrel in the second quarter of 2012. Looking ahead, additional infrastructure projects are being executed or proposed including additional crude oil pipelines and refining capacity. This is expected to mitigate certain bottlenecks; however, due to the long-term nature of these projects, the risk of volatile differentials remains a concern throughout 2013 and into 2014 until remaining infrastructure issues are resolved and additional pipeline capacity becomes available.
Western Canadian natural gas prices (AECO Monthly) averaged $3.59 per mcf in the second quarter of 2013, up 96 per cent from $1.83 per mcf in the second quarter of 2012. The US Henry Hub (NYMEX) natural gas price averaged US$4.09 per mmbtu in the second quarter, 79 per cent higher than the second quarter of 2012. Natural gas inventories increased through the second quarter of 2013 relative to the first quarter of 2013 on sustained high natural gas production in the United States and lower demand attributed to mild weather and reduced power consumption. With the recovery in natural gas prices from the 10-year lows seen in 2012, there has been some reversion to coal-fired power generation, reducing the power consumption of natural gas. Going forward, sustained demand growth from the power sector will be necessary in order to support a stronger natural gas price in the mid-term. Over the long-term, the export of liquefied natural gas and increased usage from the transportation and industrial sectors should lead to an increase in the demand for natural gas.
Ongoing commodity price volatility may affect ARC's funds from operations and rates of return on its capital programs. As continued volatility is expected in 2013, ARC will take steps to mitigate these risks, optimize its rates of return, and maintain its strong financial position.
2013 Annual Guidance and Financial Highlights
Table 3 is a summary of ARC’s 2013 guidance and 2013 year-to-date actual results:
Table 3

	2013 Guidance	YTD 2013 Actual	% Variance
Production
Oil (bbl/d)	32,000 – 34,000	32,067	—
Condensate (bbl/d)	1,800 – 2,000	2,091	5
Gas (mmcf/d)	340 – 350	344.7	—
NGLs (bbl/d)	2,400 – 2,800	2,845	2
Total (boe/d)	93,000 – 97,000	94,449	—
Expenses ($/boe)
Operating	9.50 – 9.70	9.49	—
Transportation	1.40 – 1.50	1.72	15
General and administrative ("G&A") (1)	2.50 – 2.70	3.00	11
Interest	1.20 – 1.30	1.21	—
Current income tax ($ millions) (3)	25 – 35	12.7	N/A
Capital expenditures ($ millions) (2)	830	403.8	N/A
Net property dispositions ($ millions)	—	(25.3)	N/A
Weighted average shares, diluted (millions)	311	311	—

(1)
The 2013 guidance for G&A expenses per boe was based on a range of $1.75 - $1.90 prior to the recognition of any expense associated with ARC’s long-term incentive plans and $0.75 - $0.80 per boe associated with ARC’s long-term incentive plans. Actual per boe costs for each of these components for the six months ended June 30, 2013 were $1.80 per boe and $1.20 per boe, respectively.

(2)	Excludes amounts related to unbudgeted net dispositions of minor producing properties which totaled $25.3 million in the first six months of 2013.

(3)	Current income tax guidance for 2013 has been reduced from a range of $35 to $40 million previously disclosed to a range of $25 to $35 million.

ARC’s year-to-date production for 2013 is within the guidance range and reflects strong operating performance in many key areas where milder winter weather contributed to good operational run-times. As expected, second quarter production volumes showed a moderate decrease as wells drilled in the first quarter will not be completed until the third quarter due to restricted access to properties during wet spring weather. Production from these wells is expected in the fourth quarter. Operating expenses were just below the guidance range in the first half of 2013 as a result of strong production volumes despite higher than budgeted electricity rates. G&A expenses exceeded guidance for the first half of 2013 as costs under ARC's long-term incentive plans exceeded expectations resulting from an increase in ARC's share price. G&A expenses before any impact of ARC's long-term incentive plans fell within the guidance range. Depending on the level of ARC's share price during the second half of 2013, G&A associated with ARC's long-term incentive plans may exceed the current guidance range.
During the first half of 2013, ARC recorded current taxes of $12.7 million. This amount is less than what was initially anticipated, due in part to the recognition of certain investment tax credits in filing its 2012 income tax return and to be recognized in its 2013 income tax return. Additionally, in 2013, ARC intends to change the year end of its wholly-owned partnership to align with its corporate year-end and as a result will be recognizing income tax in 2013 for partnership income that had previously been deferred to the next year. 2013 current income tax is now expected to range between $25 and $35 million. ARC has updated its guidance to reflect this reduction in the guidance table above.

ARC incurred $403.8 million of capital expenditures during the first half of 2013, following its strategy of selecting and executing projects that provide the greatest expected return on investment. ARC plans to execute an $830 million capital program in 2013, focused primarily on oil and liquids-rich gas development and infrastructure spending to facilitate future growth.
The 2013 guidance provides shareholders with information on management’s expectations for results of operations. Readers are cautioned that the 2013 guidance may not be appropriate for other purposes.
2013 SECOND QUARTER FINANCIAL AND OPERATING RESULTS
Financial Highlights
Table 4

	Three Months Ended June 30			Six Months Ended June 30
($ millions, except per share and volume data)	2013	2012	% Change	2013	2012	% Change
Funds from operations (1)	201.2	165.8	21	403.6	346.5	16
Funds from operations per share (1)(2)	0.65	0.57	14	1.30	1.19	9
Net income and comprehensive income	93.3	38.1	145	140.2	79.0	77
Operating income (3)	53.9	30.5	77	101.6	77.4	31
Dividends per share (2)	0.30	0.30	—	0.60	0.60	—
Average daily production (boe/d) (4)	93,436	93,997	(1)	94,449	94,484	—

(1)
Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. Also refer to the "Funds from Operations" section within this MD&A for a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities.

(2)	Per share amounts (with the exception of dividends per share which are based on the number of shares outstanding at each dividend record date) are based on weighted average shares, diluted.

(3)
Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A. Also refer to the "Operating Income" section within this MD&A for the definition of operating income and a reconciliation of ARC’s net income to operating income.

(4)
Reported production amount is based on company interest before royalty burdens. Where applicable in this MD&A natural gas has been converted to barrels of oil equivalent (“boe”) based on six thousand cubic feet (“mcf”) to one barrel (“bbl”). The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing a conversion ratio of 6:1 may be misleading as an indication of value.

Funds from Operations
ARC reports funds from operations in total and on a per share basis. Funds from operations does not have a standardized meaning prescribed by Canadian GAAP. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A.
Table 5 is a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities:
Table 5

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2013	2012	2013	2012
Net income	93.3	38.1	140.2	79.0
Adjusted for the following non-cash items:
Depletion, depreciation, amortization ("DD&A") and impairment	129.7	182.1	262.9	311.5
Accretion of asset retirement obligation ("ARO")	3.1	3.1	6.3	6.2
Deferred tax expense	28.1	5.9	46.4	5.6
Unrealized gain on risk management contracts	(63.8)	(68.6)	(60.4)	(46.9)
Unrealized gain (loss) on risk management contracts related to current production periods (1)	3.3	(2.7)	3.3	(10.4)
Unrealized loss on foreign exchange	25.2	7.5	40.3	0.2
Gain on disposal of petroleum and natural gas properties	(17.0)	—	(34.4)	—
Other	(0.7)	0.4	(1.0)	1.3
Funds from operations	201.2	165.8	403.6	346.5
Unrealized (gain) loss on risk management contracts related to current production periods (1)	(3.3)	2.7	(3.3)	10.4
Net change in other liabilities	2.6	0.5	(1.0)	(3.4)
Change in non-cash working capital	14.6	19.3	(24.0)	(7.4)
Cash flow from operating activities	215.1	188.3	375.3	346.1

(1)
ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of gains or losses associated with these contracts that relate to production periods for the three and six months ended June 30 has been applied to either increase or reduce funds from operations and operating income in order to more appropriately reflect the funds from operations and operating income generated during the period after any effect of contracts used for economic hedging.

Details of the change in funds from operations from the three and six months ended June 30, 2012 to the three and six months ended June 30, 2013 are included in Table 6 below:
Table 6

	Three Months Ended June 30		Six Months Ended June 30
	$ millions	$/Share (3)	$ millions	$/Share (3)
Funds from operations – 2012 (1)	165.8	0.57	346.5	1.19
Volume variance
Crude oil and liquids	3.5	0.01	9.9	0.03
Natural gas	(1.2)	—	(3.1)	(0.01)
Price variance
Crude oil and liquids	25.7	0.08	11.8	0.04
Natural gas	57.6	0.20	79.2	0.27
Realized gain (loss) on risk management contracts	(34.7)	(0.11)	(38.5)	(0.11)
Unrealized gain (loss) on risk management contracts related to current production periods (2)	6.0	0.02	13.7	0.04
Royalties	(11.8)	(0.04)	(2.6)	(0.01)
Expenses
Transportation	(6.8)	(0.02)	(8.7)	(0.03)
Operating	(6.4)	(0.02)	(5.6)	(0.02)
G&A	(0.2)	—	(7.2)	(0.02)
Interest	0.6	—	0.8	—
Current tax	2.9	0.01	7.1	0.02
Realized loss on foreign exchange	0.2	—	0.3	—
Diluted shares	—	(0.05)	—	(0.09)
Funds from operations – 2013 (1)	201.2	0.65	403.6	1.30

(1)
Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. Also refer to the "Funds from Operations" section within this MD&A for a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities.

(2)
ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of gains or losses associated with these contracts that relate to production periods for the three and six months ended June 30 has been applied to either increase or reduce funds from operations and operating income in order to more appropriately reflect the funds from operations and operating income generated during the period after any effect of contracts used for economic hedging.

(3)	Per share amounts are based on weighted average shares, diluted.
Funds from operations increased by 21 per cent in the second quarter of 2013 to $201.2 million from $165.8 million generated in the second quarter of 2012. The increase reflects increased revenue associated with higher realized oil and natural gas prices as well as slight volume increases of crude oil and liquids production. These increases are partially offset by lower realized gains on risk management contracts and increased royalties associated with increased commodity prices.
For the first six months of 2013, funds from operations increased by $57.1 million as compared to the same period in 2012. Increased commodity prices alongside increased crude oil and liquids volumes and reduced current year income tax expense contributed to the year-over-year increase in funds from operations, offset by reduced realized gains on risk management contracts and moderately increased transportation, operating expenses, and G&A expenses.

2013 Funds from Operations Sensitivity
Table 7 illustrates sensitivities of pre-hedged operating items to operational and business environment changes and the resulting impact on funds from operations per share:
Table 7

			Impact on Annual Funds from Operations (5)
	Assumption	Change	$/Share
Business Environment (1)
Oil price (US$ WTI/bbl) (2)(3)	95.00	1.00	0.033
Natural gas price (Cdn$ AECO/mcf) (2)(3)	3.35	0.10	0.032
Cdn$/US$ exchange rate (2)(3)(4)	1.04	0.01	0.031
Interest rate on debt (2)	4.7%	1.0%	0.001
Operational
Liquids production volumes (bbl/d) (6)	37,500	1.0%	0.031
Gas production volumes (mmcf/d) (6)	345	1.0%	0.010
Operating expenses ($/boe) (6)	9.60	1.0%	0.011
G&A expenses ($/boe) (6)	2.60	10.0%	0.030

(1)	Calculations are performed independently and may not be indicative of actual results that would occur when multiple variables change at the same time.

(2)
Prices and rates are indicative of published forward prices and rates at the time of this MD&A. The calculated impact on funds from operations would only be applicable within a limited range of these amounts.

(3)	Analysis does not include the effect of risk management contracts.

(4)
Includes impact of foreign exchange on crude oil prices that are presented in US dollars. This amount does not include a foreign exchange impact relating to natural gas prices as it is presented in Canadian dollars in this sensitivity. The sensitivity is $0.04/share when natural gas revenue is included.

(5)
Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. Also refer to the "Funds from Operations" section within this MD&A for a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities.

(6)	Operational assumptions are based upon the midpoint of 2013 guidance in Table 3.
Net Income
Net income of $93.3 million ($0.30 per share) was earned in the second quarter of 2013, a $55.2 million increase compared to net income of $38.1 million ($0.13 per share) in the second quarter of 2012. The increase in net income reflects increased revenue net of royalties of $73.8 million due to improved crude oil and natural gas pricing, reduced DD&A and impairment charges of $52.4 million, gains on disposal of petroleum and natural gas properties of $17 million and reduced current income taxes of $2.9 million. Offsetting these items are decreased gains on risk management contracts of $39.5 million, increased foreign exchange losses of $17.5 million and increased deferred tax expense of $22.2 million. Also, moderately increased transportation and operating expenses served to further offset the increase in net income.
For the six months ended June 30, 2013, net income was $140.2 million ($0.45 per share) as compared to $79 million ($0.27 per share) resulting in a year-over-year increase of $61.2 million. Revenue after royalties increased by $95.2 million for the first six months of 2013 as compared to the first six months of 2012 while DD&A and impairment charges decreased by $48.6 million and gains on disposal of petroleum and natural gas properties of $34.4 million were recorded (nil in the first six months of 2012). These items were partially offset by increased foreign exchange losses of $39.8 million, decreased gains on risk management contracts of $25 million and increased deferred taxes of $40.8 million.

Operating Income
Operating income is a non-GAAP financial measure that does not have standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other issuers. Operating income is defined by ARC as net income excluding the impact of after-tax unrealized gains and losses on risk management contracts, after-tax unrealized gains and losses on foreign exchange, after-tax unrealized gains and losses on short-term investments, after-tax impairment on property, plant, and equipment, after-tax gains on disposal of petroleum and natural gas properties, and the effect of changes in statutory income tax rates, and is further adjusted to include the after-tax portion of unrealized losses on risk management contracts settled annually that relate to current period production. ARC believes that adjusting net income for these non-operating items presents a measure of “full cycle” financial performance that is more comparable between periods than net income. The most directly comparable GAAP measure to operating income is net income. Refer to the section entitled "Non-GAAP Measures" at the end of this MD&A.

ARC reported operating income of $53.9 million in the second quarter of 2013, a $23.4 million increase compared to operating income of $30.5 million in the second quarter of 2012. Year-to-date, operating income was $101.6 million, up $24.2 million from $77.4 million from the same period in 2012.

Table 8

	Three Months Ended June 30		Six Months Ended June 30
Operating Income ($ millions, except per share amounts)	2013	2012	2013	2012
Net income	93.3	38.1	140.2	79.0
Add (deduct) non-operating items, net of tax:
Unrealized gain on risk management contracts	(47.6)	(51.5)	(45.0)	(35.2)
Unrealized gain (loss) on risk management contracts related to current production periods (1)	2.5	(2.0)	2.5	(7.8)
Unrealized loss on foreign exchange	18.8	5.6	30.0	0.2
Gain on disposal of petroleum and natural gas properties	(12.7)	—	(25.6)	—
Impairment on property, plant and equipment	—	39.8	—	39.8
(Gain) loss on short-term investment	(0.4)	0.5	(0.5)	1.4
Operating income	53.9	30.5	101.6	77.4
Operating income per share, diluted	0.17	0.10	0.33	0.27

(1)
ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of gains or losses associated with these contracts that relate to production periods for the three and six months ended June 30 has been applied to either increase or reduce funds from operations and operating income in order to more appropriately reflect the funds from operations and operating income generated during the period after any effect of contracts used for economic hedging.

Production
Production volumes averaged 93,436 boe per day in the second quarter of 2013, a one per cent decrease compared to an average of 93,997 boe per day in the same period of 2012. In addition to downtime associated with scheduled turnaround activity, the slight decrease in production volumes was also due to a planned delay in the tie-in of new wells drilled in the first quarter of 2013 until later this year due to anticipated wet spring weather.
During the first six months of 2013, production volumes averaged 94,449 boe per day, relatively unchanged from the production of 94,484 boe per day for the same period in the prior year. A strong first quarter with excellent run-time from both existing wells and new volumes brought on late in 2012, offset by scheduled turnaround activity and a delay in the tie-in of new wells in the second quarter resulted in production volumes for the first half of 2013 remaining relatively unchanged from the same period in 2012.

Table 9

	Three Months Ended June 30			Six Months Ended June 30
Production	2013	2012	% Change	2013	2012	% Change
Light and medium crude oil (bbl/d)	30,815	29,931	3	31,259	30,191	4
Heavy oil (bbl/d)	820	900	(9)	808	877	(8)
Condensate (bbl/d)	2,150	2,381	(10)	2,091	2,390	(13)
Natural gas (mmcf/d)	340.8	347.2	(2)	344.7	350.1	(2)
NGLs (bbl/d)	2,859	2,913	(2)	2,845	2,673	6
Total production (boe/d)	93,436	93,997	(1)	94,449	94,484	—
% Natural gas production	61	62	(2)	61	62	(2)
% Crude oil and liquids production	39	38	3	39	38	3

ARC’s crude oil production consists predominantly of light and medium crude oil while heavy oil accounts for approximately three per cent of total oil production. During the second quarter of 2013, crude oil and liquids production increased one per cent from the second quarter of the prior year and decreased two per cent from the prior quarter. The increase compared to the second quarter of the prior year is attributed to continued strong performance of wells drilled late in 2012.
For the six months ended June 30, 2013, ARC's light and medium crude oil production has increased by 1,068 bbl/d or four per cent as compared to the same period in 2012. The increase reflects strong new well performance experienced during the first half of 2013 as well as milder winter weather in producing areas during the first quarter which contributed to consistent operational run-times.

Natural gas production was 340.8 mmcf per day in the second quarter of 2013, a decrease of two per cent from the 347.2 mmcf per day produced in the second quarter of 2012. The most significant factor contributing to the slight decrease in production was a scheduled turnaround at Dawson resulting in the shut-in of production in that area for approximately two weeks late in the second quarter.
ARC produced 344.7 mmcf per day of natural gas during the six months ended June 30, 2013, a two per cent decrease from the same period of the prior year. In addition to the factors that contributed to the decrease in production during the second quarter of 2013 as compared to the second quarter of 2012, third-party facility downtime at various properties and scheduled turnarounds contributed to decreased production in the first quarter of 2013, offset by new production that came on in the first quarter and excellent operational run-time at Dawson.

During the second quarter of 2013, ARC drilled 30 gross wells (29 net wells) on operated properties consisting of 20 gross (19 net) oil wells and 10 gross (10 net) liquids-rich natural gas wells. Total wells drilled in the first six months of 2013 were 90 gross wells (85 net wells) on operated properties consisting of 73 gross (68 net) oil wells, five gross (five net) natural gas wells and 12 gross (12 net) liquids-rich natural gas wells.

Table 10 summarizes ARC’s production by core area for the second quarter of 2013 and 2012:
Table 10

	Three Months Ended June 30, 2013
Production	Total	Oil	Condensate	Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Northeast BC	40,338	543	1,118	227.8	712
Northern AB	17,393	6,505	622	54.8	1,131
Pembina	12,364	8,459	311	17.5	676
South Central AB	11,850	4,902	76	39.6	276
Southeast SK & MB	11,491	11,226	23	1.1	64
Total	93,436	31,635	2,150	340.8	2,859

	Three Months Ended June 30, 2012
Production	Total	Oil	Condensate	Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Northeast BC (2)	40,110	34	1,275	228.3	733
Northern AB (2)	17,802	6,556	704	55.9	1,223
Pembina	11,457	7,480	304	18.0	677
South Central AB (3)	13,069	5,403	83	44.2	223
Southeast SK & MB	11,559	11,358	15	0.8	57
Total	93,997	30,831	2,381	347.2	2,913

(1)	Provincial references: "AB" is Alberta, "BC" is British Columbia, "SK" is Saskatchewan, "MB" is Manitoba.

(2)
In prior years, certain properties located in Northern AB were reported as part of the Northeast BC & Northwest AB core area. Production from these certain properties has been reflected within the Northern AB core area, and the Northeast BC & Northwest AB core area has been renamed Northeast BC and includes the remaining properties.

(3)
In prior years, the volumes produced in Redwater and South AB & Southwest SK were reported separately. Production from the two core areas have been combined and reported in the core area labeled South Central AB.

Table 10a summarizes ARC’s production by core area for the first half of 2013 and 2012:
Table 10a

	Six Months Ended June 30, 2013
Production	Total	Oil	Condensate	Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Northeast BC	40,950	667	1,063	230.9	738
Northern AB	17,076	6,323	609	54.2	1,114
Pembina	12,442	8,509	315	17.8	656
South Central AB	12,199	5,061	86	40.6	280
Southeast SK & MB	11,782	11,507	18	1.2	57
Total	94,449	32,067	2,091	344.7	2,845

	Six Months Ended June 30, 2012
Production	Total	Oil	Condensate	Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Northeast BC (2)	40,927	36	1,268	233.3	732
Northern AB (2)	17,340	6,587	736	54.0	1,021
Pembina	11,136	7,561	287	15.9	633
South Central AB (3)	13,571	5,580	86	46.1	226
Southeast SK & MB	11,510	11,304	13	0.8	61
Total	94,484	31,068	2,390	350.1	2,673

(1)	Provincial references: "AB" is Alberta, "BC" is British Columbia, "SK" is Saskatchewan, "MB" is Manitoba.

(2)
In prior years, certain properties located in Northern AB were reported as part of the Northeast BC & Northwest AB core area. Production from these certain properties has been reflected within the Northern AB core area, and the Northeast BC & Northwest AB core area has been renamed Northeast BC and includes the remaining properties.

(3)
In prior years, the volumes produced in Redwater and South AB & Southwest SK were reported separately. Production from the two core areas have been combined and reported in the core area labeled South Central AB.

Sales of Crude Oil, Natural Gas, Condensate and NGLs
Sales revenue from crude oil, natural gas, condensate, NGLs and other income was $403.4 million in the second quarter of 2013, an increase of $85.6 million (27 per cent) from second quarter of 2012 sales revenue of $317.8 million. The increase reflects an increase in pricing contributing an additional $83.3 million and increased production volumes contributing an additional $2.3 million. Oil, condensate and NGLs revenue accounted for $282.2 million or 70 per cent of second quarter sales revenue.
For the six months ended June 30 2013, sales revenue from crude oil, natural gas, condensate, NGLs and other income was $781.9 million, an increase of $97.8 million from sales of $684.1 million for the same period in the prior year, reflecting an increase in pricing which contributed additional sales of $91 million and increased production volumes that contributed an additional $6.8 million.

A breakdown of sales revenue by product is outlined in Table 11:
Table 11

	Three Months Ended June 30			Six Months Ended June 30
Sales revenue by product ($ millions)	2013	2012	% Change	2013	2012	% Change
Oil	256.8	221.5	16	499.6	470.1	6
Condensate	17.8	20.5	(13)	36.4	42.3	(14)
Natural gas	120.5	64.3	87	226.2	150.1	51
NGLs	7.6	10.9	(30)	17.2	20.7	(17)
Total sales revenue from crude oil, natural gas, condensate and NGLs	402.7	317.2	27	779.4	683.2	14
Other	0.7	0.6	17	2.5	0.9	178
Total sales revenue	403.4	317.8	27	781.9	684.1	14
Commodity Prices Prior to Hedging
Table 12

	Three Months Ended June 30			Six Months Ended June 30
	2013	2012	% Change	2013	2012	% Change
Average Benchmark Prices
AECO natural gas ($/mcf) (1)	3.59	1.83	96	3.34	2.18	53
WTI oil (US$/bbl) (2)	94.23	93.51	1	94.28	98.23	(4)
Cdn$/US$ exchange rate	1.02	1.01	1	1.02	1.00	2
WTI oil (Cdn$/bbl)	96.11	94.33	2	96.17	98.70	(3)
ARC Realized Prices Prior to Hedging
Oil ($/bbl)	89.18	78.98	13	86.07	83.14	4
Condensate ($/bbl)	91.08	94.60	(4)	96.13	97.29	(1)
Natural gas ($/mcf)	3.89	2.03	92	3.63	2.36	54
NGLs ($/bbl)	29.25	41.17	(29)	33.32	42.67	(22)
Total commodity price before hedging ($/boe)	47.36	37.09	28	45.59	39.73	15
Other ($/boe)	0.09	0.06	50	0.15	0.05	200
Total sales prior to hedging ($/boe)	47.45	37.15	28	45.74	39.78	15

(1)	Represents the AECO Monthly (7a) index as reported by the Canadian Gas Price Reporter.

(2)	WTI represents posting price of West Texas Intermediate oil.
In the second quarter of 2013, WTI increased one per cent year-over-year while ARC’s realized oil price increased by 13 per cent during the same time period. While the average second quarter 2013 WTI price did not change significantly, the differential between WTI and Edmonton posted prices tightened to an average discount of US$3.64 per barrel in the second quarter of 2013 from US$10.34 in the same period in 2012. The price differential between WTI and Edmonton posted prices was an ongoing issue throughout 2012. In general, 2012 saw weakness in the pricing of Canadian crude grades as a result of the rapid growth in light oil production in North Dakota and Canada as well as refinery outages and pipeline bottlenecks in the mid-western United States which restricted the amount of crude oil that could reach the United States Gulf Coast. Differentials have improved in 2013 due to expanded refinery capacity in the mid-western United States; however, volatile differentials are expected to continue throughout the year.
ARC's average realized oil price for the first six months of 2013 of $86.07 per barrel was four per cent higher than the same period in 2012. This reflects the fact that although WTI has decreased by four per cent in the first six months of 2013 as compared to the first six months of 2012, the average differential between WTI and Edmonton posted prices has narrowed from a six-month average of US$10.57 in 2012 to a six-month average of US$5.26 in 2013 which has increased the price that ARC ultimately receives for its oil.

Natural gas prices were higher in the second quarter of 2013 as compared to 2012 as natural gas inventory returned to more typical levels through the second half of 2012 and first half of 2013. During the first six months of 2013, ARC's average realized natural gas price of $3.63 per mcf increased by 54 per cent over the same period of the prior year and reflects the 53 per cent increase in the average AECO monthly posting for the first six months of 2013 as compared to the first six months of 2012.
During the second quarter of 2013, ARC’s production comprised 39 per cent crude oil and liquids and 61 per cent natural gas. In the second quarter of 2012, ARC’s production comprised 38 per cent crude oil and liquids and 62 per cent natural gas. For the six months ended June 30, 2013 , ARC's production comprised 39 per cent crude oil and liquids and 61 per cent natural gas. In the first six months of 2012, ARC's production comprised 38 per cent crude oil and liquids and 62 percent natural gas. Therefore, while ARC’s production mix is weighted more heavily to natural gas than to oil, ARC's revenue contribution follows the reverse pattern as shown by the table below:
Table 13

Revenue by Product Type	Three Months Ended June 30				Six Months Ended June 30
($ millions)	2013		2012		2013		2012
	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total
Crude oil and liquids	282.2	70	252.9	80	553.2	71	533.1	78
Natural gas	120.5	30	64.3	20	226.2	29	150.1	22
Total sales revenue from crude oil, liquids and natural gas	402.7	100	317.2	100	779.4	100	683.2	100
Other	0.7	—	0.6	—	2.5	—	0.9	—
Total sales revenue	403.4	100	317.8	100	781.9	100	684.1	100
Risk Management and Hedging Activities
ARC maintains a risk management program to reduce the volatility of revenues, increase the certainty of funds from operations, and to protect acquisition and development economics. ARC’s risk management program is governed by certain guidelines approved by the Board of Directors (the "Board"). These guidelines currently restrict the amount of total production that can be hedged to a maximum of 55 per cent over the next two years with a maximum of 25 per cent of natural gas production that can be hedged beyond two years and up to five years. ARC’s hedging policy allows for further hedging on volumes associated with new production arising from specific capital projects and acquisitions or to further protect cash flows for a specific period with approval of the Board.
Gains and losses on risk management contracts are comprised of both realized gains and losses representing the portion of risk management contracts that have settled in cash during the period and unrealized gains or losses that represent the change in the mark-to-market position of those contracts throughout the period. ARC does not employ hedge accounting for its risk management contracts currently in place. ARC considers all of its risk management contracts to be effective economic hedges of its underlying business transactions.
Table 14 summarizes the total gain on risk management contracts for the second quarter of 2013 compared to the same period in 2012:
Table 14

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency	Power	Q2 2013 Total	Q2 2012 Total
Realized gain (loss) on contracts (1)	0.4	(4.5)	0.4	2.0	(1.7)	33.0
Unrealized (loss) gain on contracts related to future production periods (2)	(9.5)	66.9	(2.4)	5.5	60.5	71.3
Unrealized gain (loss) on contracts related to second quarter production (3)	3.3	—	—	—	3.3	(2.7)
(Loss) gain on risk management contracts	(5.8)	62.4	(2.0)	7.5	62.1	101.6

(1)	Represents actual cash settlements or receipts under the respective contracts.

(2)	Represents the change in fair value of the contracts during the period.

(3)	Represents contracts that relate to a calendar year of production but are settled on an annual basis.

Table 14a summarizes the total gain on risk management contracts for the first half of 2013 compared to the same period in 2012:
Table 14a

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency	Power	2013 YTD Total	2012 YTD Total
Realized gain (loss) on contracts (1)	4.3	(4.9)	0.6	2.9	2.9	41.4
Unrealized (loss) gain on contracts related to future production periods (2)	(11.8)	67.0	(1.4)	3.3	57.1	57.3
Unrealized gain (loss) on contracts related to year-to-date production (3)	3.3	—	—	—	3.3	(10.4)
(Loss) gain on risk management contracts	(4.2)	62.1	(0.8)	6.2	63.3	88.3

(1)	Represents actual cash settlements or receipts under the respective contracts.

(2)	Represents the change in fair value of the contracts during the period.

(3)	Represents contracts that relate to a calendar year of production but are settled on an annual basis.
During the second quarter of 2013, ARC recorded a gain of $62.1 million on its risk management contracts comprising realized losses of $1.7 million and unrealized gains of $63.8 million. The realized losses related to natural gas contracts and were partially offset by gains on oil, electricity and foreign exchange contracts.
ARC’s unrealized gains of $63.8 million were comprised of unrealized gains of $66.9 million on natural gas contracts and $5.5 million on electricity contracts, offset by net unrealized losses of $6.2 million on oil contracts and $2.4 million on foreign exchange contracts.
The unrealized gains of $66.9 million on natural gas contracts in the second quarter of 2013 reflect both a decrease in the forward price of NYMEX natural gas at Henry Hub as well as a widened future AECO basis differential as compared to the end of the first quarter.
For the six months ended June 30, 2013, ARC has recognized a gain on its risk management contracts of $63.3 million comprising a realized gain of $2.9 million and an unrealized gain of $60.4 million. The realized gains are mainly attributed to positive cash settlements related to oil, electricity and foreign exchange contracts, partially offset by realized losses on natural gas contracts. The unrealized gain recorded for the first six months of 2013 also relates primarily to a decrease in the forward price of NYMEX natural gas at Henry Hub and a widened AECO basis differential.
The unrealized losses on oil contracts are primarily attributed to various crude oil contracts having average floor prices of approximately US$95 and US$92 per barrel for the remainder of 2013 and throughout 2014, respectively. At June 30, 2013 these positions had been marked-to-market at an average forward price of approximately US$96 per barrel compared to a December 31, 2012 average forward price of US$93 per barrel. In addition, positive settlements occurring throughout the second quarter of 2012 resulted in an overall reduction of unrealized gains recorded in earlier quarters.
ARC’s risk management contracts provide protection from natural gas prices falling lower than an average floor price of US$3.43 per mmbtu on approximately 210,000 mmbtu per day for the remainder of 2013. In addition, they provide upside participation to a price of US$3.86 per mmbtu on approximately 210,000 mmbtu per day for the remainder of 2013. ARC has also executed long-term natural gas hedge contracts on 90,000 mmbtu per day for the period 2015 through 2017. ARC currently has hedged approximately 60 per cent of total natural gas production for the remainder of 2013 and 140,000 mmbtu per day for 2014.
ARC also has AECO basis swap contracts in place, fixing the AECO price received to approximately 90 per cent of the Henry Hub NYMEX price on a portion of its natural gas volume throughout the remainder of 2013 and into 2018.  As at June 30, 2013, the net fair value of these basis swap contracts was an asset of $55.4 million.
Given the significant contribution of ARC’s crude oil, condensate and NGLs production to total sales revenue and funds from operations, ARC management also recognizes the risk associated with a reduction in crude oil pricing. Accordingly, ARC has protected the selling price on a portion of crude oil production by establishing crude oil floor and ceiling prices for the remainder of 2013 with approximately 50 per cent of total crude oil and condensate production being hedged for the remainder of 2013 at floor prices of US$95 per barrel. These contracts allow ARC to participate in crude oil prices up to approximately US$103 per barrel on 18,000 barrels per day for the remainder of 2013.
ARC expects to continue to execute its risk management program on volumes going forward. Table 15 summarizes ARC’s average crude oil and natural gas hedged volumes for 2013 through 2017 as at the date of this MD&A. For a complete listing and terms of ARC’s hedging contracts at June 30, 2013, see Note 8 “Financial Instruments and Risk

Management Contracts” in the financial statements as at and for the three and six months ended June 30, 2013. Updates to the following table are posted to ARC’s website at www.arcresources.com.
Table 15

Hedge Positions Summary (1)
As at August 1, 2013	July - December 2013		2014		2015		2016-2017
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	102.78	18,000	97.61	11,447	—	—	—	—
Floor	95.00	18,000	91.07	11,447	—	—	—	—
Sold Floor	64.00	10,000	70.00	1,240	—	—	—	—
Natural Gas (3)	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day
Ceiling	3.86	210,163	4.72	140,000	4.92	90,000	5.00	90,000
Floor	3.43	210,163	4.00	140,000	4.00	90,000	4.00	90,000
Natural Gas - AECO Basis (4)	AECO/NYMEX %	mmbtu/day	AECO/NYMEX %	mmbtu/day	AECO/NYMEX %	mmbtu/day	AECO/NYMEX %	mmbtu/day
Swap	89.8	170,000	89.8	190,000	90.5	130,000	90.5	130,000

(1)
The prices and volumes in this table represent averages for several contracts representing different periods. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions are financially settled against the benchmark prices disclosed in Note 8 “Financial Instruments and Risk Management Contracts” in the financial statements for the three and six months ended June 30, 2013.

(2)
The crude oil prices in this table are referenced to WTI. For 2013, all floor positions settle against the monthly average WTI price, providing protection against monthly volatility. Positions establishing the “ceiling” have been sold against either the annual average WTI price or the six-month average WTI price. In the case of settlements on annual or six-month term positions, ARC will only have a negative settlement if prices average above the strike price for an entire year or the six-month period, respectively. These positions provide ARC with greater potential upside price participation for individual months.

(3)	The natural gas prices in this table are referenced to NYMEX at Henry Hub.

(4)
ARC sells the majority of its natural gas production based on AECO pricing. To reduce the risk of weak basis pricing (AECO relative to NYMEX) ARC has hedged a portion of production by tying ARC's price to a percentage of the NYMEX natural gas price.

“Floors” represent the lower price limits on hedged volumes and consist of put and swap prices. “Ceilings” provide an upper limit to the prices ARC may receive for hedged volumes and are the result of combined call and swap prices. ARC has also sold puts that limit the downside protection at an average of the disclosed “Sold Floor” price. These “Sold Floors” do not eliminate the floor, but merely limit the downside protection. The purpose of these sold puts is to reduce ARC’s overall hedging transaction costs.
To accurately analyze ARC’s hedge position, contracts need to be modeled separately as using average prices and volumes may be misleading. The following provides examples of how Table 15 can be interpreted for approximate current year values (all in US dollars):

•	If the market price is above $102.78 per barrel, ARC will receive $102.78 per barrel on 18,000 barrels per day.

•	If the market price is between $95.00 and $102.78 per barrel, ARC will receive the market price on 18,000 barrels per day.

•	If the market price is between $64.00 and $95.00 per barrel, ARC will receive $95.00 per barrel on 18,000 barrels per day.

•
If the market price is below $64.00 per barrel, ARC will receive $95.00 per barrel less the difference between $64.00 per barrel and the market price on 10,000 barrels per day. For example, if the market price is at $55.00 per barrel, ARC will receive $86.00 per barrel on 10,000 barrels per day and $95.00 per barrel on 8,000 barrels per day.

The net fair value of ARC’s risk management contracts at June 30, 2013 was a net asset of $81.8 million, representing the expected market price to buy out ARC’s contracts at the balance sheet date after any adjustments for credit risk. This may differ from what will eventually be settled in future periods.

Operating Netbacks
ARC’s operating netback, before hedging, was $28.11 per boe in the second quarter of 2013 as compared to $20.86 per boe in the same period of 2012.
ARC’s second quarter and year-to-date 2013 netbacks, including realized hedging gains and losses, were $28.27 per boe and $28.55 per boe, respectively, representing increases of 16 and 14 per cent as compared to the same periods in 2012.
The components of operating netbacks for the second quarter of 2013 are summarized in Table 16:
Table 16

Netbacks (1)	Crude Oil	Heavy Oil	Condensate	Natural Gas	NGLs	Q2 2013 Total	Q2 2012 Total
	($/bbl)	($/bbl)	($/bbl)	($/mcf)	($/bbl)	($/boe)	($/boe)
Average sales price	89.84	64.46	91.08	3.89	29.25	47.36	37.09
Other	—	—	—	—	—	0.09	0.06
Total sales	89.84	64.46	91.08	3.89	29.25	47.45	37.15
Royalties	(14.53)	(5.21)	(22.99)	(0.39)	(7.14)	(7.01)	(5.58)
Transportation	(1.91)	(1.52)	(1.06)	(0.37)	(0.58)	(2.04)	(1.23)
Operating expenses (2)	(17.76)	(17.49)	(8.23)	(1.03)	(11.12)	(10.29)	(9.48)
Netback prior to hedging	55.64	40.24	58.80	2.10	10.41	28.11	20.86
Hedging gain (loss) (3)	2.08	—	—	(0.15)	—	0.16	3.54
Netback after hedging	57.72	40.24	58.80	1.95	10.41	28.27	24.40
% of total	67	1	5	25	1	100	100

(1)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A.

(2)
Composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between crude oil, heavy oil, condensate, natural gas and NGLs production.

(3)
Includes realized cash gains and losses on risk management contracts and unrealized loss on risk management contracts related to current production periods. Hedging gains and losses on foreign exchange contracts are excluded from the netback calculation.

The components of operating netbacks for the first half of 2013 are summarized in Table 16a:
Table 16a

Netbacks (1)	Crude Oil	Heavy Oil	Condensate	Natural Gas	NGLs	2013 YTD Total	2012 YTD Total
	($/bbl)	($/bbl)	($/bbl)	($/mcf)	($/bbl)	($/boe)	($/boe)
Average sales price	86.72	60.75	96.13	3.63	33.32	45.59	39.73
Other	—	—	—	—	—	0.15	0.05
Total sales	86.72	60.75	96.13	3.63	33.32	45.74	39.78
Royalties	(12.90)	(4.65)	(24.65)	(0.33)	(8.19)	(6.31)	(6.12)
Transportation	(1.70)	(1.39)	(0.83)	(0.30)	(0.54)	(1.72)	(1.20)
Operating expenses (2)	(16.21)	(18.09)	(6.97)	(0.97)	(9.18)	(9.49)	(9.11)
Netback prior to hedging	55.91	36.62	63.68	2.03	15.41	28.22	23.35
Hedging gain (loss) (3)	1.86	—	—	(0.08)	—	0.33	1.75
Netback after hedging	57.77	36.62	63.68	1.95	15.41	28.55	25.10
% of total	67	1	4	26	2	100	100

(1)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A.

(2)
Composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between crude oil, heavy oil, condensate, natural gas and NGLs production.

(3)
Includes realized cash gains and losses on risk management contracts and unrealized loss on risk management contracts related to current production periods. Hedging gains and losses on foreign exchange contracts are excluded from the netback calculation.

Royalties
ARC pays royalties to the respective provincial governments and landowners of the four western Canadian provinces in which it operates. Approximately 74 per cent of these royalties are Crown royalties. Each province that ARC operates in has established a separate and distinct royalty regime which impacts ARC’s average corporate royalty rate.
In British Columbia, the majority of ARC’s royalty expense stems from production of natural gas and associated liquids. While condensate and NGLs have a flat royalty rate of 20 per cent of sales revenue, the royalty rates for natural gas are based on the drill date of a well and a reference price. In Alberta, the majority of ARC’s royalties are related to oil production where royalty rates are based on reference prices, production levels and well depths. Similarly, most royalties remitted in Saskatchewan and Manitoba are related to oil production. Royalty calculations in these provinces are based on the classification of the oil product and well productivity.
Each province has various programs in place to incentivize drilling by reducing the overall royalty expense for producers and offsetting gathering and processing costs. In most cases, the incentive period lasts for a finite period of time (usually 12 months upon commencement of production), after which point the royalty rate usually increases depending on the production rate of the well and prevailing market commodity prices.
In the first quarter of 2013, the British Columbia government announced a three per cent minimum royalty for all natural gas wells that qualify for the Deep Well Royalty Credit Program as well as the termination of the Summer Drilling Credit Program. These changes were effective April 1, 2013 and had minimal impact on natural gas royalties in the second quarter of 2013.
Total royalties as a percentage of pre-hedged commodity product sales revenue remained relatively unchanged from 15 per cent ($5.58 per boe) in the second quarter of 2012 to 14.8 per cent ($7.01 per boe) in the second quarter of 2013. Total royalties increased from $47.8 million in the second quarter of 2012 to $59.6 million in the second quarter of 2013 due to increased commodity prices. For the six months ended June 30, 2013, total royalties represented 13.8 per cent of pre-hedged commodity product sales ($6.31 per boe) as compared to 15.4 per cent ($6.12 per boe) for the same period in 2012. The decrease in the royalty rate during the first half of 2013 as compared to the same period of the prior year is due primarily to a greater portion of oil production in Alberta qualifying for a five per cent royalty rate. Lower oil royalties were partially offset by increased natural gas royalties attributed to higher prices.
Operating Expenses
Operating expenses increased to $10.29 per boe in the second quarter of 2013 ($9.49 per boe year-to-date) compared to $9.48 per boe in the second quarter of 2012 ($9.11 per boe year-to-date). The second quarter increase in 2013 operating expenses relative to 2012 reflects increased average electricity rates of $123.36 per megawatt hour in the second quarter of 2013 as compared to $40.15 per megawatt hour during the second quarter of 2012, coupled with a marginal decrease in production volumes. For the year-to-date, operating expenses increased by $0.38 per boe resulting primarily from increased electricity rates (approximately $94 and $50 per megawatt hour for the six months ended June 30, 2013 and 2012, respectively).
ARC hedges a portion of its electricity costs using financial risk management contracts that do not qualify for hedge accounting. The gains and losses associated with these contracts are included within gains and losses on risk management contracts on the condensed interim consolidated statements of income (the "statements of income"). Had these contracts been recognized with operating expenses, ARC’s operating expenses would have been further reduced by $0.24 per boe for the three months ended June 30, 2013 ($0.17 per boe year-to-date), as a result of a realized gain of $2 million (realized gain of $2.9 million for the six months ended June 30, 2013).
Transportation expense was $2.04 per boe during the second quarter of 2013 ($1.72 per boe year-to-date) as compared to $1.23 per boe in the second quarter of 2012 ($1.20 per boe year-to-date). In the second quarter of 2013, ARC recognized additional transportation expense of approximately $4 million related to a multi-year, firm transportation commitment that ARC will not be in a position to utilize until 2014. The expense that was recognized constitutes a one-time provision required by International Financial Reporting Standards ("IFRS") and reflects the portion of the commitment for which ARC will not receive any direct benefit.
Over the past two years, ARC has increased the volume of its production shipped directly to market as compared to transferring title at the battery. By taking on an increased responsibility for shipping its production to market, ARC achieves greater control over the price it ultimately receives for its production. With the current situation of many crude oil and liquids pipelines being at or near capacity, ARC expects that it will continue to incur additional transportation costs in 2013 as it may use additional methods of transport to get its production to market.

G&A Expenses and Long-Term Incentive Compensation
G&A, prior to any long-term incentive compensation expense and net of overhead recoveries on operated properties, decreased by four per cent to $15.9 million in the second quarter of 2013 from $16.5 million in the second quarter of 2012. Second quarter 2013 G&A expenses decreased as compared to the second quarter of 2012 due to increased recoveries from partners associated with capital spending.
For the six months ended June 30, 2013, ARC's G&A prior to any long-term compensation expense and net of overhead recoveries on operated properties was $30.7 million, a modest $0.4 million increase from the first six months of 2012 reflecting increased staffing levels offset by increased recoveries from partners associated with capital spending.

Table 17 is a breakdown of G&A and incentive compensation expenses:
Table 17

	Three Months Ended June 30			Six Months Ended June 30
G&A and Incentive Compensation Expenses	2013	2012	% Change	2013	2012	% Change
($ millions, except per boe)
G&A expenses	25.2	22.8	11	48.6	45.6	7
Operating recoveries	(9.3)	(6.3)	48	(17.9)	(15.3)	17
G&A expenses before long-term incentive plans	15.9	16.5	(4)	30.7	30.3	1
G&A – long-term incentive plans	6.4	5.5	16	20.5	13.4	53
Total G&A and long-term incentive compensation expenses	22.3	22.0	1	51.2	43.7	17
Total G&A and long-term incentive compensation expenses per boe	2.62	2.57	2	3.00	2.54	18
Long-Term Incentive Plans – Restricted Share Unit & Performance Share Unit Plan, Share Option Plan, and Deferred Share Unit Plan
Restricted Share Unit and Performance Share Unit Plan (“RSU and PSU Plan”)
The RSU and PSU Plan is designed to offer each eligible employee and officer (the “plan participants”) cash compensation in relation to the underlying value of a specified number of share units. The RSU and PSU Plan consists of RSUs for which the number of units is fixed and will vest over a period of three years and PSUs for which the number of units is variable and will vest at the end of three years.
Upon vesting, the plan participant is entitled to receive a cash payment based on the underlying value of the share units plus accrued dividends. The cash compensation issued upon vesting of the PSUs is dependent upon the total return performance of ARC compared to its peers. Total return is calculated as a sum of the change in the market price of the common shares in the period plus the amount of dividends in the period. A performance multiplier is applied to the PSUs based on the percentile rank of ARC’s total shareholder return compared to its peers. The performance multiplier ranges from zero if ARC’s performance ranks in the bottom quartile, to two for top quartile performance.
ARC recorded additional G&A expenses of $6.1 million during the second quarter of 2013 ($19.8 million year-to-date) in accordance with the RSU and PSU Plan, as compared to $5.3 million during the second quarter of 2012 ($13.1 million year-to-date). The increase in second quarter expense year-over-year is primarily attributed to an increase in ARC's share price from $24.44 at December 31, 2012 to $27.53 at June 30, 2013, increasing the period-end valuation of unvested awards. During the six months ended June 30, 2013, ARC made cash payments of $15.7 million in respect of the RSU & PSU Plan ($24.2 million for the six months ended June 30, 2012). Of these payments, $11.6 million were in respect of amounts recorded to G&A expenses ($18.8 million for the six months ended June 30, 2012) and $4.1 million were in respect of amounts recorded to operating expenses and capitalized as property, plant and equipment and exploration and evaluation ("E&E") assets ($5.4 million for the six months ended June 30, 2012). These amounts were accrued in prior periods.

Table 18 shows the changes to the RSU & PSU Plan during 2013:
Table 18

RSU & PSU Plan (number of units, thousands)	RSUs	PSUs (1)	Total RSUs and PSUs
Balance, December 31, 2012	696	1,401	2,097
Granted	165	263	428
Vested	(157)	(177)	(334)
Forfeited	(28)	(25)	(53)
Balance, June 30, 2013	676	1,462	2,138

(1)	Based on underlying units before performance multiplier.
The liability associated with the RSUs and PSUs granted is recognized in the statements of income over the vesting period while being adjusted each period for changes in the underlying share price, accrued dividends and the number of PSUs expected to be issued on vesting. In periods where substantial share price fluctuation occurs, ARC’s G&A expenses are subject to significant volatility.
Due to the variability in the future payments under the plan, ARC estimates that between $13.9 million and $93.7 million will be paid out in 2013 through 2016 based on the current share price, accrued dividends and ARC’s market performance relative to its peers. Table 19 is a summary of the range of future expected payments under the RSU & PSU Plan based on variability of the performance multiplier and units outstanding under the RSU & PSU Plan as at June 30, 2013:
Table 19

Value of RSU & PSU Plan as at
June 30, 2013	Performance multiplier
(units thousands and $ millions, except per share)	—	1.0	2.0
Estimated units to vest
RSUs	505	505	505
PSUs	—	1,449	2,898
Total units (1)	505	1,954	3,403
Share price (2)	27.53	27.53	27.53
Value of RSU & PSU Plan upon vesting (3)	13.9	53.8	93.7
2013	4.7	10.6	16.5
2014	5.2	17.9	30.6
2015	3.0	17.5	31.9
2016	1.0	7.8	14.7

(1)	Includes additional estimated units to be issued under the RSU & PSU Plan for dividends accrued to date.

(2)	Values will fluctuate over the vesting period based on the volatility of the underlying share price. Assumes a future share price of $27.53, which is based on the closing share price at June 30, 2013.

(3)	Upon vesting, a cash payment is made for the value of the share units, equivalent to the current market price of the underlying common shares plus accrued dividends.
Share Option Plan
Share options are granted to officers, certain employees and certain consultants of ARC, vesting evenly on the fourth and fifth anniversaries of their respective grant dates, and have a maximum term of seven years. The option holder has the right to exercise the options at the original exercise price or at a reduced exercise price, equal to the exercise price at grant date less all dividends paid subsequent to the grant date and prior to the exercise date. On June 20, 2013, ARC granted 713,248 options to officers and certain employees of ARC.
At June 30, 2013, ARC had 2.1 million share options outstanding under this plan, representing less than one per cent of outstanding shares, with a weighted average exercise price of $22.73 per share. Compensation expense of $0.3 million has been recorded during the second quarter of 2013 ($0.7 million year-to-date) compared to $0.2 million in the second quarter of 2012 ($0.4 million year-to-date) and is included within G&A expenses.

Deferred Share Unit Plan (“DSU Plan”)
ARC has a DSU Plan for its non-employee directors under which each director receives a minimum of 55 per cent of their total annual remuneration in the form of deferred share units (“DSUs”). Each DSU fully vests on the date of grant but is settled in cash only when the director has ceased to be a member of the Board. For the three and six months ended June 30, 2013, G&A expenses of $0.6 million and $1.3 million were recorded in relation to the DSU Plan ($0.4 million and $0.7 million in 2012), respectively. The increase in DSU expense reflects the increase in ARC's share price during the first half of 2013 and the related increase in valuation of unexercised awards.
Interest and Financing Charges
Interest and financing charges decreased six per cent to $10.3 million in the second quarter of 2013 ($20.6 million year-to-date) from $10.9 million in the second quarter of 2012 ($21.4 million year-to-date). The decrease is primarily attributed to lower average debt levels coupled with lower average interest rates during the first six months of 2013 as compared to the same period in 2012.
At June 30, 2013, ARC had $796.6 million of long-term debt outstanding, including a current portion of $41.6 million of senior note principal that is due for repayment within the next 12 months. The total debt balance of $796.6 million is fixed at a weighted average interest rate of 4.76 per cent. Approximately 93 per cent (US$703.2 million) of ARC’s debt outstanding is denominated in US dollars.
Foreign Exchange Gains and Losses
ARC recorded a foreign exchange loss of $25.2 million in the second quarter of 2013 compared to a loss of $7.7 million in the second quarter of 2012. The loss is primarily a result of the revaluation of ARC’s US dollar denominated debt outstanding from the period of March 31, 2013 to June 30, 2013 and reflects the change in value of the US dollar relative to the Canadian dollar from $1.0156 to $1.0512.
Year-to-date, ARC recorded a foreign exchange loss of $40.5 million compared to a loss of $0.7 million for the same period in the prior year and reflects the increase in the value of the US dollar relative to the Canadian dollar from $0.9949 to $1.0512 and its impact of the value of ARC's US dollar denominated debt.

Table 20 shows the various components of foreign exchange gains and losses:
Table 20

	Three Months Ended June 30			Six Months Ended June 30
Foreign Exchange Gains and Losses ($ millions)	2013	2012	% Change	2013	2012	% Change
Unrealized loss on US denominated debt	(25.2)	(7.5)	236	(40.3)	(0.2)	—
Realized loss on US denominated transactions	—	(0.2)	(100)	(0.2)	(0.5)	(60)
Total foreign exchange loss	(25.2)	(7.7)	227	(40.5)	(0.7)	—
Taxes
ARC recorded a current income tax expense of $6.6 million in the second quarter of 2013 ($12.7 million during the first six months of 2013) compared to an expense of $9.5 million in the second quarter of 2012 ($19.8 million during the first six months of 2012). During the second quarter of 2013, deferred income tax expense of $28.1 million was recorded ($46.4 million during the first six months of 2013) compared to an expense of $5.9 million in the second quarter of 2012 ($5.6 million during the first six months of 2012). ARC's reduction in current income tax during the second quarter and for the year-to-date is primarily related to the recognition of certain investment tax credits in the filing of its 2012 income tax return and to be filed in its 2013 income tax return.
ARC intends to change the year-end of its wholly-owned partnership to be aligned with its corporate year-end in the current year. The change in current and deferred tax that is associated with this action has been reflected in the provision for income taxes for the three and six months ended June 30, 2013. In addition, the increased deferred tax expense in the second quarter of 2013 is related to temporary differences arising from the book basis of ARC’s property, plant and equipment relative to its tax basis, a net decrease in ARO liabilities and an unrealized gain on risk management contracts, partially offset by an unrealized loss on foreign exchange relating to the US dollar denominated debt.

The income tax pools (detailed in Table 21) are deductible at various rates and annual deductions associated with the initial tax pools will decline over time.
Table 21

Income Tax Pool Type ($ millions)	June 30, 2013	Annual Deductibility
Canadian oil and gas property expense	768.0	10% declining balance
Canadian development expense	841.0	30% declining balance
Canadian exploration expense	—	100%
Undepreciated capital cost	696.3	Primarily 25% declining balance
Other	24.1	Various rates, 7% declining balance to 20%
Total federal tax pools	2,329.4
Additional Alberta tax pools	23.3	Various rates, 25% declining balance to 100%

DD&A Expense and Impairment Charges
ARC records DD&A expense on its property, plant and equipment over the individual useful lives of the assets employing the unit of production method using proved plus probable reserves and associated estimated future development capital required for its oil and natural gas assets, and a straight-line method for its corporate administrative assets. Assets in the exploration and evaluation ("E&E") phase are not amortized. For the three and six months ended June 30, 2013, ARC recorded DD&A expense prior to any impairment charges of $129.7 million and $262.9 million as compared to $129.1 million and $258.5 million for the three and six months ended June 30, 2012, respectively.
Impairment is recognized when the carrying value of an asset or group of assets exceeds its recoverable amount, defined as the higher of its value in use or fair value less cost to sell. Any asset impairment that is recorded is recoverable to its original value less any associated DD&A expense should there be indicators that the recoverable amount of the asset has increased in value since the time of recording the initial impairment. There were no impairment charges recorded in the first half of 2013. At June 30, 2012, an impairment charge of $53 million was recognized associated with assets located in the southern Alberta and southwest Saskatchewan area as a result of lower forward commodity pricing. As future commodity prices remain volatile, impairment charges or recoveries could be recorded in future periods.
A breakdown of DD&A expense is summarized in Table 22:
Table 22

	Three Months Ended June 30			Six Months Ended June 30
DD&A Expense ($ millions, except per boe amounts)	2013	2012	% Change	2013	2012	% Change
Depletion of oil and gas assets	127.7	127.5	—	259.4	255.3	2
Depreciation of administrative assets	2.0	1.6	25	3.5	3.2	9
Impairment charges	—	53.0	100	—	53.0	100
Total DD&A expense and impairment charges	129.7	182.1	(29)	262.9	311.5	(16)
DD&A rate before impairment per boe	15.25	15.09	1	15.38	15.03	2
DD&A and impairment rate per boe	15.25	21.29	(28)	15.38	18.11	(15)
Capital Expenditures, Acquisitions and Dispositions
Capital expenditures, excluding acquisitions and dispositions, totaled $171.4 million in the second quarter of 2013 as compared to $97.9 million during the second quarter of 2012. This total included development and production additions to property, plant and equipment of $170.3 million ($91.4 million for the three months ended June 30, 2012) and additions to E&E assets of $1.1 million ($6.5 million for the three months ended June 30, 2012). Property, plant and equipment expenditures include drilling and completions, geological, geophysical and facilities expenditures, and undeveloped land purchases in ARC's development assets. E&E expenditures include drilling and completions, geological and geophysical expenditures and undeveloped land purchases in areas that have been determined by management to be in the E&E stage.

A breakdown of capital expenditures and net acquisitions is shown in Table 23 and 23a:
Table 23

	Three Months Ended June 30
	2013			2012
Capital Expenditures ($ millions)	E&E	PP&E	Total	E&E	PP&E	Total	% Change
Geological and geophysical	—	3.1	3.1	2.9	2.7	5.6	(45)
Drilling and completions	0.9	105.8	106.7	1.8	62.4	64.2	66
Plant and facilities	0.2	59.6	59.8	1.8	25.1	26.9	122
Undeveloped land purchased at Crown land sales	—	0.7	0.7	—	0.5	0.5	40
Other	—	1.1	1.1	—	0.7	0.7	57
Total capital expenditures	1.1	170.3	171.4	6.5	91.4	97.9	75
Acquisitions (1)	—	2.4	2.4	—	5.5	5.5	(56)
Dispositions (2)	—	(28.2)	(28.2)	—	(1.3)	(1.3)	100
Total capital expenditures and net dispositions and acquisitions	1.1	144.5	145.6	6.5	95.6	102.1	43

(1)	Value is net of post-closing adjustments.

(2)	Represents proceeds and adjustments to proceeds from divestitures.
For the six months ended June 30, 2013, capital expenditures, excluding acquisitions and dispositions, totaled $403.8 million as compared to $284.8 million during the same period of 2012. This total includes development and production additions to property, plant and equipment of $401.5 million (2012 - $254.9 million) and additions to E&E assets of $2.3 million (2012 - $29.9 million).
Table 23a

	Six Months Ended June 30
	2013			2012
Capital Expenditures ($ millions)	E&E	PP&E	Total	E&E	PP&E	Total	% Change
Geological and geophysical	—	8.1	8.1	15.9	6.6	22.5	(64)
Drilling and completions	2.1	246.2	248.3	9.1	193.4	202.5	23
Plant and facilities	0.2	143.1	143.3	3.8	51.4	55.2	160
Undeveloped land purchased at Crown land sales	—	1.9	1.9	1.1	1.7	2.8	(32)
Other	—	2.2	2.2	—	1.8	1.8	22
Total capital expenditures	2.3	401.5	403.8	29.9	254.9	284.8	42
Acquisitions (1)	5.0	6.4	11.4	—	24.4	24.4	(53)
Dispositions (2)	—	(36.7)	(36.7)	—	(1.3)	(1.3)	100
Total capital expenditures and net dispositions and acquisitions	7.3	371.2	378.5	29.9	278.0	307.9	23

(1)	Value is net of post-closing adjustments.

(2)	Represents proceeds and adjustments to proceeds from divestitures.
ARC finances its capital expenditures with funds from operations that are available after deducting current period expenditures on site restoration and reclamation, net reclamation fund contributions and dividends declared in the current period. Further funding is obtained by contributions from DRIP, reduced funding required under the Stock Dividend Program, and debt. ARC financed 79 per cent of the $171.4 million second quarter capital program with funds from operations and contributions from DRIP and its Stock Dividend Program (100 per cent in the second quarter of 2012).

Table 24

	Three Months Ended June 30
	2013			2012
Source of Funding of Capital Expenditures and Net Dispositions and Acquisitions ($ millions)	Capital Expenditures	Net Dispositions	Total Expenditures	Capital Expenditures	Net Acquisitions	Total Expenditures
Expenditures	171.4	(25.8)	145.6	97.9	4.2	102.1
Funds from operations, net of dividends declared (%) (1)	60	—	71	77	—	74
Contributions from DRIP and Stock Dividend Program (%)	19	—	22	25	100	28
Debt (%)	21	100	7	(2)	—	(2)
Total (%)	100	100	100	100	100	100

(1)
Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. Also refer to the "Funds from Operations" section within this MD&A for a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities. The percentage of capital expenditures that have been funded by funds from operations is determined as funds from operations that are available after deducting current period expenditures on site restoration and reclamation, net reclamation fund contributions and dividends declared in the current period.

Table 24a

	Six Months Ended June 30
	2013			2012
Source of Funding of Capital Expenditures and Net Dispositions and Acquisitions ($ millions)	Capital Expenditures	Net Dispositions	Total Expenditures	Capital Expenditures	Net Acquisitions	Total Expenditures
Expenditures	403.8	(25.3)	378.5	284.8	23.1	307.9
Funds from operations, net of dividends declared (%) (1)	52	—	55	59	—	54
Contributions from DRIP and Stock Dividend Program (%)	16	—	17	19	—	18
Debt (%)	32	100	28	22	100	28
Total (%)	100	100	100	100	100	100

(1)
Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. Also refer to the "Funds from Operations" section within this MD&A for a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities. The percentage of capital expenditures that have been funded by funds from operations is determined as funds from operations that are available after deducting current period expenditures on site restoration and reclamation, net reclamation fund contributions and dividends declared in the current period.

In the second quarter of 2013, ARC disposed of certain non-core assets located in southwest Saskatchewan for proceeds of $28.2 million. The divested assets produced approximately 300 boe per day (80 per cent of which were liquids).
Asset Retirement Obligations and Reclamation Fund
At June 30, 2013, ARC has recorded an ARO liability of $422.9 million ($532.9 million at December 31, 2012) for the future abandonment and reclamation of ARC’s properties. The estimated ARO liability includes assumptions in respect of actual costs to abandon wells or reclaim the property, the time frame in which such costs will be incurred, as well as annual inflation factors in order to calculate the undiscounted total future liability. The future liability has been discounted at a liability-specific risk-free interest rate of approximately 2.9 per cent (2.4 per cent at December 31, 2012).
Accretion charges of $6.3 million and $6.2 million for the six months ended June 30, 2013 and 2012, respectively, have been recognized in the statements of income to reflect the increase in the ARO liability associated with the passage of time.
Actual spending under ARC’s abandonment and reclamation program for the three and six months ended June 30, 2013 was $3.2 million and $6.9 million ($1.7 million and $5.4 million for 2012), respectively.

ARC established a restricted reclamation fund to finance obligations specifically associated with its Redwater property in 2005. Minimum contributions to this fund will be approximately $70 million in total over the next 43 years. The balance of this fund totaled $30.4 million at June 30, 2013, compared to $29.8 million at December 31, 2012. Under the terms of ARC’s investment policy, reclamation fund investments and excess cash can only be invested in Canadian or US Government securities, investment grade corporate bonds, or investment grade short-term money market securities.
Environmental stewardship is a core value at ARC and abandonment and reclamation activities continue to be made in a prudent, responsible manner with the oversight of the Health, Safety and Environment Committee of the Board. Ongoing abandonment expenditures for all of ARC’s assets including contributions to the Redwater reclamation fund are funded entirely out of funds from operations.
Capitalization, Financial Resources and Liquidity
A breakdown of ARC’s capital structure as at June 30, 2013 and December 31, 2012 is outlined in Table 25:
Table 25

Capital Structure and Liquidity ($ millions, except per cent and ratio amounts)	June 30, 2013	December 31, 2012
Long-term debt (1)	796.6	787.4
Working capital deficit (surplus) (2)	90.4	(41.8)
Unrealized gain on risk management contracts related to YTD production	(3.3)	—
Net debt obligations (3)	883.7	745.6
Market value of common shares (4)	8,575.6	7,549.5
Total capitalization (3)	9,459.3	8,295.1
Net debt as a percentage of total capitalization	9.3	9.0
Net debt to YTD annualized funds from operations (3)	1.1	1.0

(1)	Includes a current portion of long-term debt of $41.6 million at June 30, 2013 and $39.7 million at December 31, 2012.

(2)
Working capital deficit (surplus) is calculated as current liabilities less current assets as they appear on the condensed interim consolidated balance sheets (the "balance sheets"), and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and ARO contained within liabilities associated with assets held for sale, as well as the current portion of long-term debt.

(3)	Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A.

(4)	Calculated using the total common shares outstanding at June 30, 2013 multiplied by the closing share price of $27.53 at June 30, 2013 (closing share price of $24.44 at December 31, 2012).
At June 30, 2013, ARC had total available credit facilities of $2 billion with debt of $796.6 million currently drawn. After its $90.4 million working capital deficit, ARC has available credit of approximately $1.1 billion. ARC’s long-term debt balance includes a current portion of $41.6 million at June 30, 2013 ($39.7 million at December 31, 2012), reflecting principal payments that are due to be paid within the next 12 months. ARC intends to finance these obligations by drawing on its syndicated credit facility at the time the payments are due.
ARC’s debt agreements contain a number of covenants, all of which were met as at June 30, 2013. These agreements are available at www.sedar.com. ARC calculates its covenants four times annually. The major financial covenants are described below:
Table 26

Covenant description	Estimated Position at June 30, 2013 (1)
Long-term debt and letters of credit not to exceed three times annualized net income before non-cash items, income taxes and interest expense	1.0
Long-term debt, letters of credit, and subordinated debt not to exceed four times annualized net income before non-cash items, income taxes and interest expense	1.0
Long-term debt and letters of credit not to exceed 50 per cent of the book value of shareholders’ equity and long-term debt, letters of credit and subordinated debt	0.2

(1)	Estimated position, subject to final approval.
ARC’s long-term strategy is to target debt between one and 1.5 times funds from operations and under 20 per cent of total capitalization. This strategy has resulted in manageable debt levels to date and has positioned ARC to remain well within its debt covenants.

ARC typically uses three markets to raise capital: equity, bank debt and long-term notes. Long-term notes are issued to large institutional investors normally with an average term of five to 12 years. The cost of this debt is based upon two factors: the current rate of long-term government bonds and ARC’s credit spread. ARC’s average interest rate on its outstanding long-term notes is currently 4.76 per cent.
Shareholders’ Equity
On May 15, 2013 at the Annual and Special Meeting of Shareholders, ARC shareholders passed a special resolution in respect of ARC common shares such that ARC may issue common shares as payment of all or any portion of dividends declared on common shares (the "Stock Dividend Program").
The Stock Dividend Program allows shareholders to accumulate additional common shares issued from treasury at an effective five per cent discount to the current market price. The Stock Dividend Program is optional and has no impact on shareholders who desire to receive cash dividends. During the six months ended June 30, 2013, 0.1 million common shares with a value of $2.3 million were issued pursuant to the Stock Dividend Program, at an average price of $25.58 per share.
At June 30, 2013, there were 311.5 million shares outstanding, an increase of 2.6 million shares over the balance of shares issued at December 31, 2012. The increase was attributable to shares issued to participants in the DRIP and Stock Dividend Program.
Shareholders electing to reinvest dividends to acquire shares from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions. During the six months ended June 30, 2013, ARC raised proceeds of $61.9 million and issued 2.5 million common shares pursuant to the DRIP at an average price of $24.48 per share.
At June 30, 2013, ARC had 2.1 million share options outstanding under its Share Option Plan, representing less than one per cent of outstanding shares, with a weighted average exercise price of $22.73 per share. These options vest in equal parts on the fourth and fifth anniversaries of the grant date. The first vesting is expected to occur on March 24, 2015.
Dividends
In the second quarter of 2013, ARC declared dividends totaling $93.4 million ($0.30 per share) compared to $87.3 million ($0.30 per share) during the second quarter of 2012.
As a dividend-paying corporation, ARC declares monthly dividends to its shareholders. ARC continually assesses dividend levels in light of commodity prices, capital expenditure programs, and production volumes to ensure that dividends are in line with the long-term strategy and objectives of ARC as per the following guidelines:

•
To maintain a dividend policy that, in normal times, in the opinion of management and the Board, is sustainable for a minimum period of six months after factoring in the impact of current commodity prices on funds from operations. ARC’s objective is to normalize the effect of volatility of commodity prices rather than to pass that volatility onto shareholders in the form of fluctuating monthly dividends.

•
To ensure ARC’s financial flexibility is maintained by a review of ARC’s level of debt to equity and debt to funds from operations. The use of funds from operations and proceeds from equity offerings to fund capital development activities reduces the need to use debt to finance these expenditures.

ARC is focused on value creation, with the dividend being a key component of its business strategy. ARC believes that it is well positioned to sustain current dividend levels despite the volatile commodity price environment. ARC’s second quarter and first half 2013 dividend payout ratio was 46 per cent of funds from operations, a level which ARC believes is reasonable given the current commodity price environment. Going forward, as ARC’s production grows, it is expected that the dividend payout ratio will naturally decline to a level that provides even greater financial flexibility. ARC’s business model is dynamic and dividend levels and capital spending are continually assessed in light of current and forecast market conditions. If a prolonged period of low commodity prices is experienced, ARC’s first response will be to defer certain growth capital. If additional measures become necessary, dividend levels will be reconsidered in order to preserve ARC’s strong financial position in the long-term. The actual amount of future monthly dividends is proposed by management and is subject to the approval and discretion of the Board. The Board reviews future dividends in conjunction with their review of quarterly financial and operating results. Dividends are taxable to the shareholder irrespective of whether payment is received in cash or shares via the DRIP. In the case of shares issued via the Stock Dividend Program, dividends received are converted to a future capital gain to the recipient. Shareholders should consult their own tax advisors with respect to tax implications of dividends received in cash or via the DRIP or Stock Dividend Program in their particular circumstances.

On July 16, 2013, ARC confirmed that a dividend of $0.10 per share designated as an eligible dividend will be paid on August 15, 2013 to shareholders of record on July 31, 2013. The ex-dividend date is July 29, 2013.
Please refer to ARC’s website at www.arcresources.com for details of the estimated monthly dividend amounts and dividend dates for 2013.
Environmental Initiatives Impacting ARC
There are no new material environmental initiatives impacting ARC at this time.
Contractual Obligations and Commitments
ARC has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, lease rental obligations and employee agreements. These obligations are of a recurring, consistent nature and impact ARC’s cash flows in an ongoing manner. ARC also has contractual obligations and commitments that are of a less routine nature as disclosed in Table 27:
Table 27

	Payments Due by Period
Contractual Obligations and Commitments ($ millions)	1 Year	2-3 Years	4-5 Years	Beyond 5 Years	Total
Debt repayments (1)	41.6	90.8	99.6	564.6	796.6
Interest payments (2)	37.7	67.6	57.6	86.5	249.4
Reclamation fund contributions (3)	3.9	6.9	6.3	52.9	70.0
Purchase commitments	18.5	19.8	10.6	10.4	59.3
Transportation commitments	45.7	65.3	15.7	—	126.7
Operating leases	14.6	27.5	25.6	74.9	142.6
Risk management contract premiums (4)	2.0	4.8	3.9	—	10.7
Total contractual obligations and commitments	164.0	282.7	219.3	789.3	1,455.3

(1)	Long-term and current portion of long-term debt.

(2)	Fixed interest payments on senior notes.

(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)	Fixed premiums to be paid in future periods on certain commodity price risk management contracts.
In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 8 "Financial Instruments and Risk Management Contracts" of the financial statements). As the premiums are part of the underlying risk management contract, they have been recorded at fair market value at June 30, 2013 on the balance sheet as part of risk management contracts.
ARC enters into commitments for capital expenditures in advance of the expenditures being made. At any given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital expenditures in a future period. ARC’s 2013 capital budget of $830 million has been approved by the Board.
ARC is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material impact on ARC’s financial position or results of operations and therefore Table 27 does not include any commitments for outstanding litigation and claims.
The above table does not include any amounts that may be payable to ARC officers and certain ARC staff in the event of a change of control as there is no indication of this event occurring in the foreseeable future.
Off-Balance Sheet Arrangements
ARC has certain lease agreements, all of which are reflected in the Contractual Obligations and Commitments table (Table 27), which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases on the balance sheet as of June 30, 2013.
Critical Accounting Estimates
ARC has continuously refined and documented its management and internal reporting systems to ensure that accurate, timely, internal and external information is gathered and disseminated.

ARC’s financial and operating results incorporate certain estimates including:

•	estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

•	estimated capital expenditures on projects that are in progress;

•	estimated DD&A charges that are based on estimates of oil and gas reserves that ARC expects to recover in the future;

•	estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;

•	estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures;

•	estimated future recoverable value of property, plant and equipment and goodwill and any associated impairment charges or recoveries; and

•
estimated compensation expense under ARC’s share-based compensation plans including the PSU Plan that is based on an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier.

ARC has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates. For further information on the determination of certain estimates inherent in the financial statements, refer to Note 5 “Management Judgments and Estimation Uncertainty” in the audited consolidated financial statements for the year ended December 31, 2012.
ARC’s leadership team’s mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with ARC’s environmental, health and safety policies.
ASSESSMENT OF BUSINESS RISKS
The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with ARC’s business that can impact the financial results. They include, but are not limited to:

•	volatility of oil and natural gas prices;

•	refinancing and debt service;

•	counterparty risk;

•	variations in interest rates and foreign exchange rates;

•	reserve estimates;

•	changes in income tax legislation;

•	changes in government royalty legislation;

•	regulation of the oil and natural gas industry by various levels of government and governmental agencies;

•	acquisitions;

•	environmental concerns and related impact on operations;

•	operational matters;

•	depletion of reserves and maintenance of dividend; and

•	project risks.

PROJECT RISKS
ARC manages a variety of small and large projects and plans to spend $830 million on capital projects throughout 2013. Project delays may impact expected revenues from operations. Significant project cost overruns could make a project uneconomic. ARC's ability to execute projects and market oil and natural gas depends upon numerous factors beyond its control, including:

•	availability of processing capacity;

•	availability and proximity of pipeline capacity;

•	availability of storage capacity;

•	supply of and demand for oil and natural gas;

•	availability of alternative fuel sources;

•	effects of inclement weather;

•	availability of drilling and related equipment;

•	unexpected cost increases;

•	accidental events;

•	changes in regulations; and

•	availability and productivity of skilled labour.
Because of these factors, ARC could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that ARC produces.
Internal Control over Financial Reporting
ARC is required to comply with National Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings,” otherwise referred to as Canadian Sarbanes Oxley (“C-Sox”). The certification of interim filings for the interim period ended June 30, 2013 requires that ARC disclose in the interim MD&A any changes in ARC’s internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, ARC’s internal control over financial reporting. ARC confirms that no such changes were made to its internal controls over financial reporting during the three and six months ended June 30, 2013.
FINANCIAL REPORTING UPDATE
Changes in Accounting Policies
As of January 1, 2013, the Company adopted several new IFRS standards and amendments in accordance with the transitional provisions of each standard. A brief description of each new standard and its impact on the Company's financial statements follows below:

•
IFRS 10 "Consolidated Financial Statements" supersedes IAS 27 "Consolidation and Separate Financial Statements" and SIC-12 "Consolidation – Special Purpose Entities." This standard provides a single model to be applied in control analysis for all investees, including special purpose entities. The retrospective adoption of this standard does not have any impact on ARC's financial statements.

•
IFRS 11 "Joint Arrangements" divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. All joint arrangements are required to be reassessed on transition to IFRS 11 to determine their type to apply the appropriate accounting. The retrospective adoption of this standard does not have any impact on ARC's financial statements.

•
IFRS 12 "Disclosure of Interests in Other Entities" combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. The retrospective adoption of the annual disclosure requirements of this standard does not have a material impact on ARC's annual financial statements.

•
IFRS 13 "Fair Value Measurement" defines fair value, establishes a framework for measuring fair value, and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption of this standard requires the revaluation of certain derivative financial liabilities on ARC’s consolidated balance sheets to reflect an appropriate amount of risk of non-performance by ARC. The standard also requires additional annual fair value disclosures, as well as additional interim disclosures, as per IAS 34. The prospective adoption of this standard does not have a material impact on ARC's financial statements.

•
IAS 19 "Employee Benefits" has been amended to revise the recognition, presentation and disclosure requirements for defined benefit plans. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

•	IAS 27 "Separate Financial Statements" has been amended as a result of changes to IFRS 10. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

•
IAS 28 "Investments in Associates and Joint Ventures" has been amended as a result of changes to IFRS 10 and IFRS 11. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

•
The amendments to IAS 32 "Financial Instruments: Presentation" clarify the current requirements for offsetting financial instruments. The amendments to IFRS 7 "Financial Instruments: Disclosures" develop common disclosure requirements for financial assets and financial liabilities that are offset in the financial statements, or that are subject to enforceable master netting arrangements or similar agreements. The Company retrospectively adopted the amendments to both standards on January 1, 2013. The application of these amendments does not have any impact on ARC's financial statements, other than increasing the level of disclosures provided in the notes to the financial statements.

Future Accounting Policy Changes
The IASB has undertaken a three-phase project to replace IAS 39 "Financial Instruments: Recognition and Measurement" with IFRS 9 "Financial Instruments." In November 2009, the IASB issued the first phase of IFRS 9, which details the classification and measurement requirements for financial assets. Requirements for financial liabilities were added to the standard in October 2010. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. IFRS 9 is required to be adopted prospectively for annual periods beginning January 1, 2015, with earlier adoption permitted. Portions of the standard remain in development and the full impact of the standard on ARC's financial statements will not be known until the project is complete.
Non-GAAP Measures
Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as operating netbacks (“netbacks”), operating income, finding, development and acquisition costs, net asset value, and total returns to analyze financial and operating performance. Management feels that these KPIs and benchmarks are key measures of profitability for ARC and provide investors with information that is commonly used by other oil and gas companies. These KPIs and benchmarks as presented do not have any standardized meaning prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other entities.
Additional GAAP Measures
Funds from Operations
Funds from operations does not have a standardized meaning prescribed by GAAP. The term “funds from operations” is defined as net income excluding the impact of non-cash DD&A and impairment charges, accretion of ARO, deferred tax expense and recovery, unrealized gains and losses on risk management contracts, unrealized gains and losses on short-term investments, non-cash lease inducement charges, share option expense, exploration expense, unrealized gains and losses on foreign exchange, and gains on disposal of petroleum and natural gas properties, and is further adjusted to include the portion of unrealized gains and losses on risk management contracts settled annually that relate to current period production. ARC considers funds from operations to be a key measure of operating performance as it demonstrates ARC’s ability to generate the necessary funds to fund future growth through capital investment and to repay debt. Management believes that such a measure provides a better assessment of ARC’s operations on a continuing basis by eliminating certain non-cash charges and charges that are nonrecurring, while respecting that certain risk management contracts that are settled on an annual basis are intended to protect prices on product sales occurring throughout the year. From a business perspective, the most directly comparable measure of funds from operations calculated in accordance with GAAP is net income.
Net Debt
Net debt does not have a standardized meaning prescribed by GAAP. Net debt is defined as long-term debt plus working capital surplus or deficit, and is adjusted for the portion of unrealized gains and losses on risk management contracts related to current production periods. Working capital surplus or deficit is calculated as current liabilities less current assets as they appear on the balance sheets, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and ARO contained within liabilities associated with assets held for sale, as well as the current portion of long-term debt.
Total Capitalization
Total capitalization does not have a standardized meaning prescribed by GAAP. Total capitalization is defined as total shares outstanding multiplied by the closing share price on the Toronto Stock Exchange plus net debt outstanding. Total capitalization is used by ARC in analyzing its balance sheet strength and liquidity.
Forward-looking Information and Statements
This MD&A contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect," "anticipate," "continue," "estimate," "objective," "ongoing," "may," "will," "project," "should," "believe," "plans," "intends," "strategy," and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: ARC’s financial goals under the heading “About ARC Resources Ltd.," ARC’s view of future crude oil, natural gas, condensate and NGLs pricing under the heading “Economic Environment,” ARC’s guidance for 2013 under the heading “2013 Annual Guidance and Financial Highlights,” ARC's views on oil differentials under the heading "Commodity Prices Prior to Hedging," ARC’s intentions in the future regarding hedging under the heading “Risk Management and Hedging Activities,” ARC’s view as to the increased transportation costs under the heading “Operating Expenses,” the estimated future payments under the RSU & PSU Plan under the heading “Long-Term Incentive Plans – Restricted Share Unit & Performance Share Unit Plan, Share Option Plan, and Deferred Share Unit Plan,” the information relating to the approved 2013 capital program under the heading “Capital Expenditures, Acquisitions and Dispositions,” the information relating to financing the 2013 capital expenditures under the heading "Capitalization, Financial Resources and Liquidity," ARC’s estimates of normal course obligations under the heading “Contractual Obligations and Commitments,” and a number of other matters, including the amount of future asset retirement obligations, future liquidity and financial capacity, future results from operations and operating metrics, future costs, expenses and royalty rates, future interest costs, and future development, exploration, acquisition and development activities (including drilling plans) and related capital expenditures.
The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and cash flow to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.
The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this MD&A and in ARC's Annual Information Form).
The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

QUARTERLY HISTORICAL REVIEW

($ millions, except per share amounts)	2013		2012				2011
FINANCIAL	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Sales of crude oil, natural gas, condensate and NGLs	403.4	378.5	375.4	329.9	317.8	366.3	386.8	351.8
Per share (1)	1.30	1.22	1.22	1.10	1.09	1.27	1.34	1.23
Per share, diluted (1)	1.30	1.22	1.22	1.10	1.09	1.27	1.34	1.23
Funds from operations (2)	201.2	202.4	208.4	164.9	165.8	180.7	226.6	213.5
Per share (1)	0.65	0.65	0.68	0.55	0.57	0.62	0.79	0.74
Per share, diluted (1)	0.65	0.65	0.68	0.55	0.57	0.62	0.79	0.74
Net income (loss)	93.3	46.9	84.5	(24.3)	38.1	40.9	(49.0)	120.8
Per share (1)	0.30	0.15	0.27	(0.08)	0.13	0.14	(0.17)	0.42
Per share, diluted (1)	0.30	0.15	0.27	(0.08)	0.13	0.14	(0.17)	0.42
Operating income (3)	53.9	47.6	59.1	26.6	30.5	46.9	76.1	68.0
Per share (1)	0.17	0.15	0.19	0.09	0.10	0.16	0.26	0.24
Per share, diluted (1)	0.17	0.15	0.19	0.09	0.10	0.16	0.26	0.24
Dividends declared	93.4	92.9	92.5	90.6	87.3	87.0	86.7	86.2
Per share (1)	0.30	0.30	0.30	0.30	0.30	0.30	0.30	0.30
Total assets	5,548.1	5,612.7	5,627.1	5,578.8	5,369.1	5,361.0	5,323.9	5,313.3
Total liabilities	2,132.6	2,229.9	2,230.4	2,207.0	2,247.1	2,218.3	2,162.1	2,043.4
Net debt outstanding (2)	883.7	855.1	745.6	691.0	996.0	991.5	909.7	870.1
Weighted average shares outstanding	310.9	309.6	308.2	299.7	290.8	289.5	288.3	287.1
Weighted average shares outstanding, diluted	311.2	309.8	308.4	299.9	290.8	289.5	288.3	287.1
Shares outstanding, end of period	311.5	310.2	308.9	307.5	291.5	290.1	288.9	287.7
CAPITAL EXPENDITURES
Geological and geophysical	3.1	5.0	4.2	5.1	5.6	16.9	4.9	9.1
Drilling and completions	106.7	141.6	129.1	98.2	64.2	138.3	147.5	142.0
Plant and facilities	59.8	83.5	48.4	28.1	26.9	28.3	38.5	50.6
Land	0.7	1.2	5.7	1.0	0.5	2.3	3.5	26.6
Other	1.1	1.1	2.8	0.7	0.7	1.1	0.6	1.0
Total capital expenditures	171.4	232.4	190.2	133.1	97.9	186.9	195.0	229.3
Property (dispositions) acquisitions, net	(25.8)	0.5	1.8	7.5	4.2	18.9	24.6	8.6
Total capital expenditures and net acquisitions and dispositions	145.6	232.9	192.0	140.6	102.1	205.8	219.6	237.9
OPERATING
Production
Crude oil (bbl/d)	31,635	32,505	32,938	30,732	30,831	31,305	28,470	26,024
Condensate (bbl/d)	2,150	2,032	1,767	2,325	2,381	2,399	2,219	2,009
Natural gas (mmcf/d)	340.8	348.6	348.2	323.2	347.2	353.0	355.3	327.4
NGLs (bbl/d)	2,859	2,831	2,978	2,587	2,913	2,432	2,114	2,584
Total (boe/d)	93,436	95,472	95,725	89,511	93,997	94,970	92,021	85,178
Average realized prices, prior to hedging
Crude oil ($/bbl)	89.18	83.00	80.50	81.43	78.98	87.24	92.85	85.97
Condensate ($/bbl)	91.08	101.53	86.70	87.65	94.60	99.96	101.13	92.85
Natural gas ($/mcf)	3.89	3.37	3.32	2.45	2.03	2.67	3.43	3.88
NGLs ($/bbl)	29.25	37.48	36.13	31.05	41.17	44.46	51.02	47.90
Oil equivalent ($/boe)	47.36	43.84	42.49	39.99	37.09	42.35	45.58	44.83
TRADING STATISTICS
($, based on intra-day trading)
High	28.90	27.64	26.00	26.25	23.28	25.72	26.74	26.23
Low	25.73	23.12	22.32	21.50	18.36	22.53	19.40	19.81
Close	27.53	26.84	24.44	23.90	22.90	22.90	25.10	22.56
Average daily volume (thousands)	1,074	1,151	1,146	1,282	1,704	1,355	1,264	1,108

(1)
Per share amounts (with the exception of dividends per share which are based on the number of shares outstanding at each dividend record date) are based on weighted average shares outstanding during the period.

(2)	Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A.

(3)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A.

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(Cdn$ millions)	June 30, 2013	December 31, 2012

ASSETS
Current assets
Cash and cash equivalents	10.5	194.6
Short-term investment	2.4	1.7
Accounts receivable	173.9	164.3
Prepaid expenses	12.4	13.1
Risk management contracts (Note 8)	40.3	30.9
Assets held for sale (Note 5)	56.9	0.3
	296.4	404.9
Reclamation funds	30.4	29.8
Risk management contracts (Note 8)	42.4	1.7
Intangible exploration and evaluation assets (Note 4)	245.4	238.1
Property, plant and equipment (Note 5)	4,685.3	4,704.4
Goodwill	248.2	248.2
Total assets	5,548.1	5,627.1

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	255.5	301.0
Current portion of long-term debt (Note 6)	41.6	39.7
Dividends payable	31.2	30.9
Risk management contracts (Note 8)	0.3	0.5
Liabilities associated with assets held for sale	8.3	1.3
	336.9	373.4
Risk management contracts (Note 8)	0.6	10.3
Long-term debt (Note 6)	755.0	747.7
Long-term incentive compensation liability (Note 10)	30.1	24.5
Other deferred liabilities	18.4	19.3
Asset retirement obligations (Note 7)	422.9	532.9
Deferred taxes	568.7	522.3
Total liabilities	2,132.6	2,230.4
Commitments and contingencies (Note 11)

SHAREHOLDERS’ EQUITY
Shareholders’ capital	3,734.4	3,670.2
Contributed surplus	2.4	1.7
Deficit	(321.3)	(275.2)
Total shareholders’ equity	3,415.5	3,396.7
Total liabilities and shareholders’ equity	5,548.1	5,627.1
See accompanying notes to the condensed interim consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (unaudited)
For the three and six months ended June 30
	Three Months Ended		Six months ended
	June 30		June 30
(Cdn$ millions, except per share amounts)	2013	2012	2013	2012

Sales of crude oil, natural gas, condensate and natural gas liquids	403.4	317.8	781.9	684.1
Royalties	(59.6)	(47.8)	(107.8)	(105.2)
REVENUE	343.8	270.0	674.1	578.9

Gain on risk management contracts (Note 8)	62.1	101.6	63.3	88.3
	405.9	371.6	737.4	667.2

EXPENSES
Transportation	17.3	10.5	29.4	20.7
Operating	87.5	81.1	162.3	156.7
General and administrative	22.3	22.0	51.2	43.7
Interest and financing charges	10.3	10.9	20.6	21.4
Accretion of asset retirement obligation (Note 7)	3.1	3.1	6.3	6.2
Depletion, depreciation, amortization and impairment (Note 5)	129.7	182.1	262.9	311.5
Loss on foreign exchange	25.2	7.7	40.5	0.7
(Gain) loss on short-term investment	(0.5)	0.7	(0.7)	1.9
Gain on disposal of petroleum and natural gas properties	(17.0)	—	(34.4)	—
	277.9	318.1	538.1	562.8
Provision for income taxes
Current	6.6	9.5	12.7	19.8
Deferred	28.1	5.9	46.4	5.6
	34.7	15.4	59.1	25.4

Net income and comprehensive income	93.3	38.1	140.2	79.0

Net income per share (Note 9)
Basic	0.30	0.13	0.45	0.27
Diluted	0.30	0.13	0.45	0.27
See accompanying notes to the condensed interim consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
For the six months ended June 30

(Cdn$ millions)	Shareholders’ Capital	Contributed Surplus	Deficit	Total Shareholders’ Equity
December 31, 2011	3,218.3	0.5	(57.0)	3,161.8
Shares issued for cash	0.6	—	—	0.6
Shares issued pursuant to the dividend reinvestment program	54.5	—	—	54.5
Share option expense (Note 10)	—	0.4	—	0.4
Comprehensive income	—	—	79.0	79.0
Dividends declared	—	—	(174.3)	(174.3)
June 30, 2012	3,273.4	0.9	(152.3)	3,122.0

December 31, 2012	3,670.2	1.7	(275.2)	3,396.7
Shares issued for cash	0.5	—	—	0.5
Shares issued pursuant to the dividend reinvestment program	61.4	—	—	61.4
Shares issued pursuant to the stock dividend program	2.3	—	—	2.3
Share option expense (Note 10)	—	0.7	—	0.7
Comprehensive income	—	—	140.2	140.2
Dividends declared	—	—	(186.3)	(186.3)
June 30, 2013	3,734.4	2.4	(321.3)	3,415.5
See accompanying notes to the condensed interim consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and six months ended June 30
	Three Months Ended		Six Months Ended
	June 30		June 30
(Cdn$ millions)	2013	2012	2013	2012

CASH FLOW FROM OPERATING ACTIVITIES
Net income and comprehensive income	93.3	38.1	140.2	79.0
Add items not involving cash:
Unrealized gain on risk management contracts	(63.8)	(68.6)	(60.4)	(46.9)
Accretion of asset retirement obligation (Note 7)	3.1	3.1	6.3	6.2
Depletion, depreciation, amortization and impairment (Note 5)	129.7	182.1	262.9	311.5
Unrealized loss on foreign exchange	25.2	7.5	40.3	0.2
Gain on disposal of petroleum and natural gas properties	(17.0)	—	(34.4)	—
Deferred tax expense	28.1	5.9	46.4	5.6
Other (Note 12)	(0.7)	0.4	(1.0)	1.3
Net change in other liabilities (Note 12)	2.6	0.5	(1.0)	(3.4)
Change in non-cash working capital (Note 12)	14.6	19.3	(24.0)	(7.4)
	215.1	188.3	375.3	346.1

CASH FLOW FROM FINANCING ACTIVITIES
Issue of long-term debt under revolving credit facilities, net	—	35.9	—	160.1
Repayment of senior notes	(30.9)	(30.3)	(30.9)	(30.3)
Issue of common shares	0.2	0.3	0.5	0.6
Cash dividends paid	(61.0)	(59.2)	(122.3)	(119.5)
	(91.7)	(53.3)	(152.7)	10.9

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(2.4)	(5.1)	(11.4)	(24.0)
Disposals of petroleum and natural gas properties	28.2	0.8	36.7	0.8
Property, plant and equipment development expenditures	(170.3)	(91.7)	(401.5)	(254.6)
Exploration and evaluation expenditures (Note 4)	(1.1)	(6.5)	(2.3)	(29.9)
Net reclamation fund contributions	(1.2)	(1.1)	(0.7)	(0.4)
Change in non-cash working capital (Note 12)	(53.1)	(31.4)	(27.5)	(48.9)
	(199.9)	(135.0)	(406.7)	(357.0)
DECREASE IN CASH AND CASH EQUIVALENTS	(76.5)	—	(184.1)	—
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	87.0	0.5	194.6	0.5
CASH AND CASH EQUIVALENTS, END OF PERIOD	10.5	0.5	10.5	0.5
The following are included in cash flow from operating activities:
Income taxes paid in cash	9.2	—	42.7	—
Interest paid in cash	10.7	12.2	21.3	14.8
See accompanying notes to the condensed interim consolidated financial statements.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
June 30, 2013 and 2012
(all amounts in Cdn$ millions, except where otherwise noted)

1.	STRUCTURE OF THE BUSINESS
The principal undertakings of ARC Resources Ltd. and its subsidiaries (collectively the “Company” or “ARC”) are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets.
ARC’s principal place of business is located at 1200, 308 – 4th Avenue SW, Calgary, Alberta, Canada T2P 0H7.

2.	BASIS OF PREPARATION
These condensed interim consolidated financial statements (the “financial statements”) have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting" using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). These financial statements are condensed as they do not include all of the information required by IFRS for annual financial statements and therefore should be read in conjunction with ARC's audited consolidated financial statements for the year ended December 31, 2012.
The financial statements have been prepared on a historical cost basis, except as detailed in the accounting policies disclosed in Note 3 of ARC’s audited consolidated financial statements for the year ended December 31, 2012. All accounting policies and methods of computation followed in the preparation of these financial statements are consistent with those of the previous financial year, except as noted in Note 3 "New Accounting Policies" in these financial statements.
The financial statements include the accounts of ARC and its wholly owned subsidiaries, ARC Resources General Partnership and 1504793 Alberta Ltd. All inter-entity transactions have been eliminated.
These financial statements were authorized for issue by the Board of Directors on August 1, 2013.

3.	NEW ACCOUNTING POLICIES
Future Accounting Policy Changes
The IASB has undertaken a three-phase project to replace IAS 39 "Financial Instruments: Recognition and Measurement" with IFRS 9 "Financial Instruments." In November 2009, the IASB issued the first phase of IFRS 9, which details the classification and measurement requirements for financial assets. Requirements for financial liabilities were added to the standard in October 2010. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. IFRS 9 is required to be adopted prospectively for annual periods beginning January 1, 2015, with earlier adoption permitted. Portions of the standard remain in development and the full impact of the standard on ARC's financial statements will not be known until the project is complete.
Changes in Accounting Policies
As of January 1, 2013, the Company adopted several new IFRS standards and amendments in accordance with the transitional provisions of each standard. A brief description of each new standard and its impact on the Company's financial statements follows below:

•
IFRS 10 "Consolidated Financial Statements" supersedes IAS 27 "Consolidation and Separate Financial Statements" and SIC-12 "Consolidation – Special Purpose Entities." This standard provides a single model to be applied in control analysis for all investees, including special purpose entities. The retrospective adoption of this standard does not have any impact on ARC's financial statements.

•
IFRS 11 "Joint Arrangements" divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. All joint arrangements are required to be reassessed on transition to IFRS 11 to determine their type to apply the appropriate accounting. The retrospective adoption of this standard does not have any impact on ARC's financial statements.

•
IFRS 12 "Disclosure of Interests in Other Entities" combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. The retrospective adoption of the annual disclosure requirements of this standard does not have a material impact on ARC's annual financial statements.

•
IFRS 13 "Fair Value Measurement" defines fair value, establishes a framework for measuring fair value, and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption of this standard requires the revaluation of certain derivative financial liabilities on ARC’s consolidated balance sheets to reflect an appropriate amount of risk of non-performance by ARC. The standard also requires additional annual fair value disclosures, as well as additional interim disclosures, as per IAS 34. The prospective adoption of this standard does not have a material impact on ARC's financial statements.

•
IAS 19 "Employee Benefits" has been amended to revise the recognition, presentation and disclosure requirements for defined benefit plans. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

•	IAS 27 "Separate Financial Statements" has been amended as a result of changes to IFRS 10. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

•
IAS 28 "Investments in Associates and Joint Ventures" has been amended as a result of changes to IFRS 10 and IFRS 11. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

•
The amendments to IAS 32 "Financial Instruments: Presentation" clarify the current requirements for offsetting financial instruments. The amendments to IFRS 7 "Financial Instruments: Disclosures" develop common disclosure requirements for financial assets and financial liabilities that are offset in the financial statements, or that are subject to enforceable master netting arrangements or similar agreements. The Company retrospectively adopted the amendments to both standards on January 1, 2013. The application of these amendments does not have any impact on ARC's financial statements, other than increasing the level of disclosures provided in the notes to the financial statements.

4.	INTANGIBLE EXPLORATION AND EVALUATION ASSETS (“E&E”)

Carrying amount
Balance, December 31, 2012	238.1
Additions	2.3
Acquisitions	5.0
Balance, June 30, 2013	245.4

5.	PROPERTY, PLANT AND EQUIPMENT

Cost	Development and Production Assets	Administrative Assets	Total
Balance, December 31, 2012	6,129.3	50.3	6,179.6
Additions	407.3	2.2	409.5
Acquisitions	6.4	—	6.4
Change in asset retirement cost	(98.5)	—	(98.5)
Assets reclassified as held for sale	(115.8)	—	(115.8)
Balance, June 30, 2013	6,328.7	52.5	6,381.2

Accumulated depletion, depreciation, amortization and impairment
Balance, December 31, 2012	(1,459.9)	(15.3)	(1,475.2)
Depletion, depreciation and amortization	(259.4)	(3.5)	(262.9)
Accumulated depletion reclassified as held for sale	42.2	—	42.2
Balance, June 30, 2013	(1,677.1)	(18.8)	(1,695.9)

Carrying amounts
As at December 31, 2012	4,669.4	35.0	4,704.4
Balance, June 30, 2013	4,651.6	33.7	4,685.3
For the three and six months ended June 30, 2013, $8.8 million and $18.9 million of direct and incremental general and administrative expenses were capitalized to property, plant and equipment ($6.1 million and $14.3 million for the three and six months ended June 30, 2012), respectively.

Assets held for sale
Balance, December 31, 2012	0.3
Additions	73.6
Disposals	(17.0)
Balance, June 30, 2013	56.9

6.	LONG-TERM DEBT

	June 30, 2013	December 31, 2012
Senior notes
Master Shelf Agreement
5.42% US$ note	49.3	46.6
4.98% US$ note	52.6	49.7
2004 Note Issuance
4.62% US$ note	6.7	12.8
5.10% US$ note	15.1	19.1
2009 note issuance
7.19% US$ note	42.6	53.7
8.21% US$ note	36.8	34.8
6.50% Cdn$ note	17.4	23.2
2010 note issuance
5.36% US$ note	157.7	149.2
2012 note issuance
3.31% US$ note	63.1	59.7
3.81% US$ note	315.3	298.6
4.49% Cdn$ note	40.0	40.0
Total long-term debt outstanding	796.6	787.4
Of the total amount of long-term debt outstanding at June 30, 2013, $41.6 million is classified as current as it will be repaid or refinanced within the next 12 months ($39.7 million at December 31, 2012).
The fair value of all senior notes as at June 30, 2013 is $792.4 million ($827.9 million as at December 31, 2012).

7.	ASSET RETIREMENT OBLIGATIONS

	Six Months Ended June 30, 2013	Year Ended December 31, 2012
Balance, beginning of period	532.9	496.4
Increase in liabilities relating to development activities	2.8	5.9
(Decrease) increase in liabilities relating to change in estimate and discount rate	(101.3)	29.7
Settlement of reclamation liabilities during the period	(6.9)	(11.9)
Accretion	6.3	12.4
Reclassified as liabilities associated with assets held for sale	(10.9)	0.4
Balance, end of period	422.9	532.9

8.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT CONTRACTS
Financial Instrument Classification and Measurement
ARC’s financial instruments that are carried at fair value on the condensed consolidated balance sheets (the "balance sheets") include cash and cash equivalents, short-term investment, reclamation fund assets and risk management contracts. All of ARC’s financial instruments carried at fair value are transacted in active markets. ARC classifies the fair value of these transactions according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

•	Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.
ARC’s cash and cash equivalents, short-term investment, and reclamation fund assets are classified as Level 1 measurements and its risk management contracts are classified as Level 2 measurements. ARC does not have any fair value measurements classified as Level 3. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.
Financial Assets and Financial Liabilities Subject to Offsetting
ARC's risk management contracts are subject to master netting agreements that create a legally enforceable right to offset by counterparty the related financial assets and financial liabilities on the Company's balance sheets in all circumstances.
The following is a summary of ARC's financial assets and financial liabilities that are subject to offsetting as at June 30, 2013 and December 31, 2012:

	Gross Amounts of Recognized Financial Assets (Liabilities)	Gross Amounts of Recognized Financial (Liabilities) Assets Offset in Balance Sheet	Net Amounts of Financial Assets (Liabilities) Recognized in Balance Sheet Prior to Credit Risk Adjustment	Credit Risk Adjustment	Net Amounts of Financial Assets (Liabilities) Recognized in Balance Sheet
As at June 30, 2013
Risk management contracts
Current asset	45.1	(4.3)	40.8	(0.5)	40.3
Long-term asset	46.5	(3.6)	42.9	(0.5)	42.4
Current liability	(4.6)	4.3	(0.3)	—	(0.3)
Long-term liability	(4.2)	3.6	(0.6)	—	(0.6)
Net Position	82.8	—	82.8	(1.0)	81.8

As at December 31, 2012
Risk management contracts
Current asset	35.6	(4.2)	31.4	(0.5)	30.9
Long-term asset	3.6	(1.9)	1.7	—	1.7
Current liability	(4.7)	4.2	(0.5)	—	(0.5)
Long-term liability	(12.2)	1.9	(10.3)	—	(10.3)
Net Position	22.3	—	22.3	(0.5)	21.8
Risk Management Contracts
ARC uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange rates and power prices. ARC considers all of these transactions to be effective economic hedges; however, the majority of ARC’s contracts do not qualify for hedge accounting.
The following is a summary of all risk management contracts in place as at June 30, 2013:

Financial WTI Crude Oil Contracts
			Volume	Bought Put	Sold Put	Sold Call
Term		Contract	bbl/d	US$/bbl (1)	US$/bbl (1)	US$/bbl
1-Jul-13	31-Dec-13	3-Way	4,000	100.00	65.00	110.00 (2)
1-Jul-13	31-Dec-13	3-Way	2,000	90.00	60.00	100.00 (2)
1-Jul-13	31-Dec-13	3-Way	4,000	95.00	65.00	105.00 (2)
1-Jul-13	31-Dec-13	Collar	2,000	90.00	—	100.00 (1)
1-Jul-13	31-Dec-13	Collar	4,000	95.00	—	100.00 (2)
1-Jan-14	30-Jun-14	3-Way	2,500	90.00	70.00	100.00 (1)
1-Jan-14	30-Jun-14	Collar	2,500	90.00	—	100.00 (1)

(1)	Settled on the monthly average price.

(2)	Settled on the term average price.

Financial WTI Crude Oil Swap Contracts (3)
			Volume	Sold Swap
Term		Contract	bbl/d	US$/bbl
1-Jul-13	31-Dec-13	Swap	2,000	95.00
1-Jan-14	30-Jun-14	Swap	5,000	92.54

(3)	Settled on the monthly average price.

Financial WTI Crude Oil 1st vs 2nd Month Calendar Spread Contracts (4)
			Volume	Spread
Term		Contract	bbl/d	US$/bbl
1-Jul-13	31-Dec-13	Swap	2,000	0.40
1-Jul-13	31-Dec-13	Put	2,000	0.40
1-Jan-14	31-Dec-14	Put	2,000	0.40
1-Jan-14	31-Dec-14	Swap	2,000	0.31

(4)	ARC receives the second delivery month contract average plus the calendar spread; ARC pays the prompt contract monthly average.

Financial NYMEX Natural Gas Swap Contracts (5)
			Volume	Sold Swap
Term		Contract	mmbtu/d	US$/mmbtu
1-Jul-13	31-Oct-13	Swap	100,000	3.51
1-Nov-13	31-Dec-13	Swap	40,000	3.54
1-Jan-14	31-Dec-14	Swap	10,000	4.06

(5)	Last Day Settlement.

Financial NYMEX Natural Gas Contracts (6)
			Volume	Bought Put	Sold Call
Term		Contract	mmbtu/d	US$/mmbtu	US$/mmbtu
1-Jul-13	31-Oct-13	Collar	30,000	3.75	4.25
1-Jul-13	31-Dec-13	Collar	90,000	3.25	4.00
1-Jul-13	31-Dec-13	Collar	10,000	3.50	4.25
1-Jul-13	31-Dec-13	Collar	10,000	3.60	4.25
1-Jan-14	31-Dec-14	Collar	50,000	4.00	4.50
1-Jan-14	31-Dec-14	Collar	20,000	4.00	4.75
1-Jan-14	31-Dec-15	Collar	60,000	4.00	5.00
1-Jan-15	31-Dec-15	Collar	30,000	4.00	4.75
1-Jan-16	31-Dec-17	Collar	90,000	4.00	5.00

(6)	Last Day Settlement.

Financial AECO Basis Swap Contracts
			Volume	Ratio Sold Swap %
Term		Contract	mmbtu/d	AECO/NYMEX (7)
1-Jul-13	31-Dec-13	Swap	170,000	89.8
1-Jan-14	31-Dec-14	Swap	190,000	89.8
1-Jan-15	31-Dec-17	Swap	130,000	90.5
1-Jan-18	30-Jun-18	Swap	20,000	89.9

(7)	ARC receives NYMEX price based on Last Day (LD) settlement multiplied by AECO/NYMEX US$/mmbtu ratio; ARC pays AECO (7a) monthly index US$/mmbtu.

Foreign Exchange Contracts (8)
			Volume	Bought Put	Sold Call
Term		Contract	US$ millions/month	Cdn$/US$	Cdn$/US$
1-Jul-13	31-Dec-13	US$Cdn$ Collar	2.0	1.0175	1.0450
1-Jul-13	31-Dec-13	US$Cdn$ Collar	2.0	1.0160	1.0500
1-Jul-13	31-Dec-13	US$Cdn$ Collar	2.0	1.0150	1.0500
1-Jul-13	31-Dec-13	US$Cdn$ Collar	5.0	1.0200	1.0500
1-Jul-13	31-Dec-13	US$Cdn$ Collar	1.0	1.0250	1.0525
1-Jul-13	31-Dec-13	US$Cdn$ Collar	2.0	1.0200	1.0600
1-Jan-14	31-Dec-14	US$Cdn$ Collar	3.0	1.0300	1.0650
1-Jan-14	31-Dec-14	US$Cdn$ Collar	1.0	1.0300	1.0850
1-Jan-14	31-Dec-14	US$Cdn$ Collar	2.0	1.0400	1.0800

(8)	Settled against monthly average Bank of Canada noon day rate.

Financial Electricity Heat Rate Contracts (9)
			Volume	Heat Rate
Term		Contract	MWh	GJ/MWh
1-Jul-13	31-Dec-13	Heat Rate Swap	10	9.15
1-Jan-14	31-Dec-17	Heat Rate Swap	20	13.71

(9)	ARC pays AECO Monthly (5a) x Heat Rate; ARC receives floating AESO Power Price.
At June 30, 2013, the net fair value associated with ARC’s risk management contracts was a net asset of $81.8 million ($21.8 million net asset at December 31, 2012). ARC recorded gains on its risk management contracts of $62.1 million and $63.3 million for the three and six months ended June 30, 2013 in its condensed interim consolidated statements of income (the "statements of income") (gains of $101.6 million and $88.3 million for the three and six months ended June 30, 2012), respectively.

9.	SHAREHOLDERS’ CAPITAL

(thousands of shares)	Six Months Ended June 30, 2013	Year Ended December 31, 2012
Common shares, beginning of period	308,888	288,895
Equity offering	—	14,588
Dividend reinvestment program	2,530	5,405
Stock dividend program	91	—
Common shares, end of period	311,509	308,888
Net income per common share has been determined based on the following:

	Three Months Ended June 30		Six Months Ended June 30
(thousands of shares)	2013	2012	2013	2012
Weighted average common shares	310,881	290,793	310,240	290,144
Dilutive impact of share options	351	—	310	—
Weighted average common shares - diluted	311,232	290,793	310,550	290,144

On May 15, 2013 at the Annual and Special Meeting of Shareholders, ARC shareholders passed a special resolution in respect of ARC common shares such that ARC may issue common shares as payment of all or any portion of dividends declared on common shares (the "Stock Dividend Program").
The Stock Dividend Program allows shareholders to accumulate additional common shares issued from treasury at an effective five per cent discount to the current market price. The Stock Dividend Program is optional and has no impact on shareholders who desire to receive cash dividends. During the six months ended June 30, 2013, 0.1 million common shares were issued pursuant to the Stock Dividend Program.
Dividends declared for the three and six months ended June 30, 2013 were $0.30 and $0.60 per common share ($0.30 and $0.60 per common share for the three and six months ended June 30, 2012), respectively.
On July 16, 2013, the Board of Directors declared a dividend of $0.10 per common share, payable in cash, to shareholders of record on July 31, 2013. The dividend payment date is August 15, 2013.

10.	LONG-TERM INCENTIVE PLANS
The following table summarizes the Restricted Share Unit ("RSU"), Performance Share Unit ("PSU") and Deferred Share Unit ("DSU") movement for the six months ended June 30, 2013:

(number of units, thousands)	RSUs	PSUs	DSUs
Balance, December 31, 2012	696	1,401	134
Granted	165	263	29
Distributed	(157)	(177)	(27)
Forfeited	(28)	(25)	—
Balance, June 30, 2013	676	1,462	136
Compensation charges relating to the RSU, PSU and DSU Plans can be reconciled as follows:

	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
General and administrative expense	20.7	13.8
Operating expense	2.9	2.2
Property, plant and equipment	3.1	1.2
Total compensation charges	26.7	17.2
Cash payments	15.7	24.2
At June 30, 2013, $33.4 million of compensation amounts payable were included in accounts payable and accrued liabilities on the balance sheet ($28.6 million at December 31, 2012), and $30.1 million was included in long-term incentive compensation liability ($24.5 million at December 31, 2012). A recoverable amount of $0.9 million was included in accounts receivable at June 30, 2013 ($0.8 million at December 31, 2012).
Share Option Plan
ARC estimates the fair value of share options granted using a binomial-lattice option pricing model. The grant date fair values of the share option plans were $3.6 million, or $8.40 per option outstanding for the 2011 grant, $5.5 million, or $5.25 per option outstanding for the 2012 grant, and $5.6 million, or $7.87 per option outstanding for the 2013 grant. The following assumptions were used to arrive at the estimated fair value at the date of the options grants:

	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012
Grant date share price ($)	20.20 - 27.15	20.20 - 27.11
Exercise price ($) (1)	19.00 - 27.15	20.20 - 25.61
Expected annual dividends ($)	1.20	1.20
Expected volatility (%) (2)	37.00 - 38.00	37.00 - 38.00
Risk-free interest rate (%)	1.39 - 2.61	1.39 - 2.61
Expected life of share option (3)	5.5 to 6 years	5.5 to 6 years

(1)	Exercise price is reduced monthly by the amount of dividend declared.

(2)	Expected volatility is determined by the average price volatility of the common shares/trust units over the past seven years.

(3)	Expected life of the share option is calculated as the mid-point between vesting date and expiry.
ARC recorded compensation expense of $0.7 million relating to the share option plan for the six months ended June 30, 2013 ($0.4 million for the six months ended June 30, 2012).
The number of share options outstanding and related exercise prices for the six months ended June 30, 2013 are as follows:

	Share Options (number of units, thousands)	Weighted Average Exercise Price ($)
Balance, December 31, 2012	1,420	21.06
Granted	713	27.15
Forfeited	(33)	21.08
Balance, June 30, 2013	2,100	22.73
Exercisable, June 30, 2013	—	—

11.	COMMITMENTS AND CONTINGENCIES
The following is a summary of ARC’s contractual obligations and commitments as at June 30, 2013:

	Payments Due by Period
	1 Year	2-3 Years	4-5 Years	Beyond 5 Years	Total
Debt repayments (1)	41.6	90.8	99.6	564.6	796.6
Interest payments (2)	37.7	67.6	57.6	86.5	249.4
Reclamation fund contributions (3)	3.9	6.9	6.3	52.9	70.0
Purchase commitments	18.5	19.8	10.6	10.4	59.3
Transportation commitments	45.7	65.3	15.7	—	126.7
Operating leases	14.6	27.5	25.6	74.9	142.6
Risk management contract premiums (4)	2.0	4.8	3.9	—	10.7
Total contractual obligations and commitments	164.0	282.7	219.3	789.3	1,455.3

(1)	Long-term and current portion of long-term debt.

(2)	Fixed interest payments on senior notes.

(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)	Fixed premiums to be paid in future periods on certain commodity risk management contracts.
In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 8). As the premiums are part of the underlying risk management contracts, they have been recorded at fair market value at June 30, 2013 on the balance sheet as part of risk management contracts.
ARC enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the expenditures in a future period.
ARC is involved in litigation and claims arising in the normal course of operations. Such claims are not expected to have a material impact on ARC’s results of operations or cash flows.

12.	SUPPLEMENTAL DISCLOSURES
Income Statement Presentation
ARC’s statements of income are prepared primarily by nature of item, with the exception of employee compensation costs which are included in both the operating and general and administrative expense line items.
The following table details the amount of total employee compensation costs included in the operating and general and administrative expense line items in the statements of income:

	Three Months Ended		Six Months Ended
	June 30		June 30
	2013	2012	2013	2012
Operating	9.6	6.9	16.1	14.6
General and administrative	20.5	19.5	48.9	40.9
Total employee compensation costs	30.1	26.4	65.0	55.5
Cash Flow Statement Presentation
The following tables provide a detailed breakdown of certain line items contained within cash flow from operating activities:

	Three Months Ended		Six Months Ended
	June 30		June 30
Change in Non-Cash Working Capital	2013	2012	2013	2012
Accounts receivable	(4.7)	19.3	(9.5)	34.9
Accounts payable and accrued liabilities	(34.3)	(30.3)	(42.7)	(90.1)
Prepaid expenses	0.5	(1.1)	0.7	(1.1)
Total	(38.5)	(12.1)	(51.5)	(56.3)
Relating to:
Operating activities	14.6	19.3	(24.0)	(7.4)
Investing activities	(53.1)	(31.4)	(27.5)	(48.9)
Total change in non-cash working capital	(38.5)	(12.1)	(51.5)	(56.3)

	Three Months Ended		Six Months Ended
	June 30		June 30
Other Non-Cash Items	2013	2012	2013	2012
Non-cash lease inducement	(0.5)	(0.5)	(1.0)	(1.0)
(Gain) loss on short-term investment	(0.5)	0.7	(0.7)	1.9
Share option expense	0.3	0.2	0.7	0.4
Total other non-cash items	(0.7)	0.4	(1.0)	1.3

	Three Months Ended		Six Months Ended
	June 30		June 30
Net Change in Other Liabilities	2013	2012	2013	2012
Long-term incentive compensation liability	3.9	4.6	5.6	2.5
Risk management contracts	1.9	(2.4)	0.3	(0.5)
Asset retirement obligations	(3.2)	(1.7)	(6.9)	(5.4)
Total net change in other liabilities	2.6	0.5	(1.0)	(3.4)